SIMON®

2011 Annual Report

ABOUT SIMON

Simon Property Group, Inc. (NYSE: SPG) is an S&P 100 company and the largest real estate company in the world. We own or have an interest in 337 retail real estate properties in North America and Asia comprising 245 million square feet. In March of 2012, we acquired a 29% interest in Klépierre, a publicly-traded French REIT with a portfolio of approximately 270 shopping centers in 13 countries in Europe. We are based in Indianapolis, Indiana and employ approximately 5,500 people in the U.S.[1]

Additional Simon Property Group information is available at www.simon.com.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	2011	2010
OPERATING DATA (in millions)		
Consolidated Revenue	$ 4,306	$ 3,958
Funds from Operations (FFO) [2]	$ 2,439	$ 1,770
PER COMMON SHARE DATA		
FFO [2] (Diluted)	$ 6.89	$ 5.03
Net Income (Diluted)	$ 3.48	$ 2.10
Dividends	$ 3.50	$ 2.60
Common Stock Price at December 31	$ 128.94	$ 99.49
STOCK AND LIMITED PARTNER UNITS AT YEAR END		
Shares of Common Stock Outstanding (in thousands)	293,856	292,962
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	60,858	60,233
Total Equity Capitalization (in millions)	$ 45,815	$ 35,213
Total Market Capitalization [3] (in millions)	$ 70,492	$ 58,982
OTHER DATA		
Total Number of Properties in the U.S.	325[4]	338
U.S. Square Footage (in thousands)	240,932[4]	250,540
Total Number of International Properties	12[4]	55
International Square Footage (in thousands)	3,691[4]	13,109

(1) As of March 26, 2012.

(2) FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to page 26 for a definition of FFO and to page 27 for a reconciliation of net income to FFO and of diluted net income per share to diluted FFO per share.

(3) Includes our share of consolidated and joint venture debt.

(4) Excludes 45 shopping centers comprising 10 million square feet owned through the Company's interest in Gallerie Commerciali Italia (GCI); this interest was sold on January 9, 2012. Also excludes one mall disposed of in January of 2012.

This Annual Report contains a number of forward-looking statements. For more information, please see page 25.

From the Chairman & CEO

2011 was a tremendous year for our Company. Our passionate pursuit of operational excellence once again led to industry-leading results and we exceeded our own expectations. Although we do not always get where we want to on all aspects of our business, we do know where we want to go and will work hard to get there.

Our consolidated revenue grew a robust 8.8% for the year, to $4.3 billion. We generated Funds from Operations ("FFO") of $2.4 billion in 2011, the highest ever recorded in the industry, and nearly $670 million higher than in 2010. Our 2011 FFO was nearly two times greater than FFO reported by any other U.S. real estate company. FFO per share was $6.89, an increase of 37% from the prior year and also a record for our Company. We have now outgrown the great recession and for that I am very proud of the organization.

A continued focus on improving our business is ingrained in our culture. Our people work tirelessly to increase profitability, to improve the assets within our portfolio, and to mine new opportunities for growth. This mindset and our conservative financial structure position us to deliver impressive results, year after year. This focus is not just within senior management, but exists throughout our entire organization of 5,500 strong employees.

Our high-quality portfolio continued to strengthen in 2011 as demonstrated by key financial and operational statistics:

- Total sales on a rolling 12 month basis increased by 10.7% to $536 per square foot.
- Occupancy improved by 30 basis points to 94.8%.
- The releasing spread for the rolling 12 months was $5.20 per square foot, an increase of 10.5%.
- Comparable property net operating income (NOI) growth was 3.4%.

Our common stock outperformed the relevant indices, generating a total return to our stockholders of 33.6%, as compared to the MSCI U.S. REIT Index (RMS) return of 8.7% and the S&P 500 Index return of 2.1%.

Our historical returns are quite impressive:

Cumulative Total Return

	1 Year	5 Year	10 Year
SPG	33.6%	54%	583%
S&P 500	2.1%	-1%	33%
RMS	8.7%	-7%	163%

Growing Dividend

As a result of our increased profitability and cash flow, our dividend is growing. In the fourth quarter of 2011, we increased our quarterly dividend from $0.80 to $0.90 per share, and in the first quarter of 2012, we increased the dividend again, to $0.95 per share. I am pleased to report that the SPG common stock dividend has grown 18.8% since the third quarter of 2011, and we are on a trajectory to pay dividends of at least $3.80 per share in 2012 – a record amount for the Company.

Growth Strategy

When we went public in December of 1993, our equity capitalization was $1.8 billion and we owned a portfolio of primarily middle-market malls in the Midwest and Texas. We could have been content with our status quo or "our roots," excelling at that which we knew best – but were not. We determined that this was not the best way to create long-term shareholder value. It is in our DNA at Simon Property Group to grow, improve, and never be satisfied with where we are.

We have redefined Simon Property Group from a Midwest-based, mall-centric company to a retail real estate company that can operate anywhere in the world. Over the past 18 years we have transformed our company through opportunistic acquisitions, development, and operational achievements to our position today as the world's largest real estate company and one of the S&P 100's most valuable companies. We own a portfolio of high-quality, irreplaceable assets that encompass the entire retail spectrum – malls, Premium Outlets®, The Mills®, and community/lifestyle centers.


bloomingdale's



King of Prussia Mall – Philadelphia, PA

ABQ Uptown – Albuquerque, NM


ABQ
uptown

ACQUISITIONS

We completed $1.8 billion of acquisitions in 2011. The most significant transactions were:

- An increase in ownership interest in King of Prussia from 12% to 96% – King of Prussia is one of the largest and most productive malls in the U.S.
- Acquisition of 100% ownership in ABQ Uptown, a lifestyle center in Albuquerque, New Mexico

In March of 2012, we invested $3.5 billion in two additional acquisition transactions.






Cartier


THE NORTH FACE
THE NORTH FACE



Our strategy has led to industry-leading growth and improvement in our overall portfolio quality, productivity and diversity. Remarkably at the same time we strengthen our financial position. From our first full year as a public company in 1994 through year-end 2011, financial and operational measures improved dramatically.

- Annual consolidated revenue increased 808%, from $474 million to $4.3 billion.
- FFO increased nearly 1,300%, from $176 million to $2.4 billion.
- Annual FFO per diluted share increased 230%, from $2.09 to $6.89.
- Sales per square foot grew 107%, from $259 to $536.
- Portfolio occupancy improved by 860 basis points, from 86.2% to 94.8%.

Our equity capitalization has increased from $1.8 billion in 1993 to $53 billion today (an increase of more than $51 billion!), and most importantly, we have delivered industry-leading stockholder returns. From our December 1993 IPO through today, SPG's total stockholder return was 1,723%, or a compound annual return of 17.2%.

Financial flexibility has also been a cornerstone of our growth strategy. We have the strongest balance sheet in the industry with the highest investment grade ratings among U.S. real estate companies, and we are one of only two U.S. REITs with "A" ratings from all three major agencies.

Our debt maturities are well balanced by year with a current weighted average interest rate of 5.2% and a weighted average term of 6.3 years. We also have the benefit of a significant unencumbered portfolio of properties with more than 160 wholly owned assets that generate annual NOI in excess of $2.1 billion.

Our financial and operational performance has created a virtuous cycle of capital. This performance allows us to drive down our cost of capital which enables us to invest in opportunities which increase our profitability and, in turn, drive down our cost of capital yet again. We have worked tirelessly to get here, and we will not take this for granted.

Global Expansion

As the Chairman and CEO of one of the largest companies in the U.S., I believe it is vital in today's flat world to be a global organization. In today's environment, it is a competitive advantage to be able to compete globally. Our retailers are global, many of our shoppers travel the globe, capital moves globally, and opportunities for growth exist worldwide.

We have invested abroad on several occasions, in Asia and Europe, in our effort to create a global footprint for our business. This strategy has produced several successful projects and we have profited financially from these investments. In Europe, we never had the appropriate platform that we desired — a company that could pursue growth across the European continent.


BURBERRY
MICHAEL KORS
Johor Premium Outlets – Johor (Singapore), Malaysia

Earlier this month, we invested in a public retail real estate company that has the scale to compete profitably across all of Europe. We acquired a 28.7% interest in Klépierre from its founding shareholder, BNP Paribas, with the purchase of 54.4 million shares at a price of €28.00 per share, for a total transaction value of approximately $2.0 billion.

Klépierre is headquartered in Paris and focuses on the ownership, management and development of high-quality shopping centers across Continental Europe. As a long-term admirer of Klépierre and its pan-European footprint, I believe in its potential.

This transaction represents an attractive growth opportunity for our company and it advances our strategy of investing in high-quality retail real estate on a worldwide basis. While these are challenging times in Europe, I expect that this will be a profitable investment. The current uncertainty in Europe allowed us to invest in a terrific company at a discount to its net asset value.

Though the work has just begun, I look forward to working closely with their management team to create value for all of the Klépierre shareholders. As part of our investment, I became Chairman of Klépierre's nine member Supervisory Board and will help guide and develop the strategy of the company going forward. We expect the SPG and Klépierre organizations to work closely together to create value for each of us.

Enhancement of Portfolio through Operations and Capital Investment

We continue to pursue operational excellence. We strive to be as efficient as possible in our operations as we focus on the day-to-day management and leasing of our centers to ensure that they are the best venues for our shoppers and our retailers. This is a priority for us each and every day.

We challenge our managers and leasing agents to achieve the best merchandise mix at their properties, balancing the goals of higher occupancy and best pricing of retail space. Our highly productive malls, outlets and value-oriented centers are proven locations for successful retailers wanting to grow their business. Additionally, we expect to benefit from increasing sales and NOI upside as the economy continues to recover.

DEVELOPMENT

In 2011, we invested $400 million in new development and redevelopment projects. Projects completed during the year:

- Two new assets – Paju Premium Outlets and Johor Premium Outlets
- Expansions at Ami Premium Outlets, Las Vegas Premium Outlets – South, Pheasant Lane Mall and Tosu Premium Outlets
- Renovations of Coddingtown Mall, Fashion Valley, Great Lakes Mall, McCain Mall and Town Center at Boca Raton

Based upon our pipeline of development and redevelopment projects, we currently expect our share of invested capital to approximate $1 billion annually for 2012 through 2014.


Coddingtown Mall
Coddingtown Mall – Santa Rosa, CA


JUICY COUTURE
theory
theory
C.P. COMPANY
Calvin Klein Jeans
Calvin Klein
Wacoal
Paju Premium Outlets – Paju (Seoul), Korea


FOSSIL


FASHION VALLEY




HERMES

Consolidated Revenue
$ in billions


$3.65
$3.78
$3.78
$3.96
$4.31
'07
'08
'09
'10
'11

FFO Per Diluted Share


$5.90
$6.45
$5.50
$5.03
$6.89
'07
'08
'09
'10
'11

Equity Market Capitalization
$ in billions


$25.8
$15.9
$28.1
$35.2
$45.8
'07
'08
'09
'10
'11

SPG has a long history of successful development projects — new projects as well as expansions and renovations — which have contributed to our growth. Our development and redevelopment program in the U.S. and abroad is accelerating. We will only build where demand exceeds supply and we can do so profitably. The good news for SPG is that there is very little supply coming onboard over the next few years, which will only make our real estate more valuable.

Our focus for new ground up development is in our Premium Outlets platform. We currently have three projects under construction with opening dates in 2012 and 2013 — located in New Hampshire, Texas and Korea. Other identified projects, with start dates planned in 2012, are located in Phoenix, St. Louis, Tampa, Toronto and Japan. We will begin construction in Tempe (Phoenix) and Shisui (Japan) later this month.

We invest capital in our existing properties to make them the best they can be for their marketplace. We have more than 20 renovation and expansion projects under construction in the U.S. with completion dates in 2012 and 2013. The cost of these projects is approximately $700 million (our share) and the expected stabilized return on our invested capital is 10%. We have also identified 16 additional expansions and renovations where we expect to begin construction in 2012 and 2013.

Based upon our robust pipeline of development and redevelopment projects, we currently expect our share of capital spend to approximate $1 billion annually for 2012 through 2014, and believe we are building the great projects of tomorrow where the retailers will want to aggregate, creating the critical mass required for a successful retail project.

Now let me touch on some notable 2011 activities.

Acquisitions

We continued to demonstrate our ability to strategically invest capital in 2011 with $1.8 billion of acquisitions. The most significant of these transactions was the August acquisition of a controlling interest in King of Prussia – The Plaza and The Court. Our ownership interest increased from 12% to 96%, and we have the ability to acquire the remaining 4% in the fall of 2013.


bloomingdale's
the outlet store

Wrentham Village Premium Outlets – Wrentham (Boston), MA

King of Prussia is one of the truly iconic shopping destinations in the U.S., serving the greater Philadelphia market. It is one of the country's largest shopping centers at 2.4 million square feet and also one of the country's most productive centers, generating total annual retail sales in excess of $850 million.

The King of Prussia acquisition was immediately accretive to our earnings and the property has excellent growth prospects. A major redevelopment of the center is currently underway, converting a former department store into 100,000 square feet of specialty stores. In November, we announced an additional multi-level expansion connecting the five-anchor Plaza and the two-anchor Court. The 140,000 square foot expansion will include approximately 40 exciting new retailers, several restaurants and an upscale dining pavilion.

Development

In 2011, we opened two new assets: Paju Premium Outlets, our second Premium Outlet in Korea, located approximately 50 minutes northwest of downtown Seoul, and Johor Premium Outlets located in Malaysia, our first Premium Outlet in Southeast Asia, less than an hour's drive from Singapore. Both centers are fully leased and performing well. Importantly, we once again demonstrated our ability to successfully export our know-how to international markets for the benefit of our stockholders.

Several redevelopment projects were completed during the year including:

- Expansions at Ami Premium Outlets (Japan), Las Vegas Premium Outlets - South, Pheasant Lane Mall (Nashua, New Hampshire) and Tosu Premium Outlets (Japan),
- Renovations of Coddingtown Mall (Santa Rosa, California), Fashion Valley (San Diego, California), Great Lakes Mall (Cleveland, Ohio), McCain Mall (Little Rock, Arkansas) and Town Center at Boca Raton (Boca Raton, Florida) , and
- The opening of 38 new anchors and big box tenants, aggregating 1.7 million square feet of activity across all of our U.S. platforms.

Our leasing activity of 17 million square feet enhanced our merchandise mix and increased our rents and occupancy.

Balance Sheet Strength and Capital Market Transactions

Our strong access to capital was demonstrated again in 2011 by the sale of $1.2 billion of unsecured notes in November at a weighted average interest rate of 3.6% and weighted average term of 8 years. We also completed a new $4.0 billion revolving credit facility during the year that can be increased to $5.0 billion.

Our strategy of pruning the portfolio and recycling capital continued with the disposition of interests in 59 properties for approximately $930 million.


The Container Store
Gift Wrap Wonderland

SouthPark – Charlotte, NC


macy's


ARHAUS


Carson's


TJ·maxx


amc
LEGOLAND
SEA LIFE

Grapevine Mills – Garland (Dallas), TX


KIRKLAND'S
ULTA




Herberger's



We have been very successful in our efforts to retenant department store and big box spaces with more viable retailers, opening approximately 150 new department stores, big boxes, theatres and restaurants over the last five years. In 2011, we opened 38 new anchors and big boxes aggregating 1.7 million square feet of leasing activity including retailers such as Bloomingdale's Outlet, Carson Pirie Scott, Discovery Center by Legoland, Forever 21, Herberger's, Kohl's, Last Call by Neiman Marcus, Sea Life Center, T.J.Maxx, and Ulta.




COACH
COACH


STRONG HISTORICAL RETURNS TO STOCKHOLDERS
(Cumulative Total Return)
600%
500%
400%
300%
200%
100%
0%
-100%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Simon Property Group
MSCI U.S. REIT Index (RMS)
S&P 500
Total return for the 10-year period (12/31/01 – 12/31/11) was 583% for SPG, 163% for the RMS and 33% for the S&P 500.




POLO RALPH LAUREN

2012

The year is off to an excellent start. In addition to the Klépierre transaction, we acquired our joint venture partner Farallon Capital's stake in 26 Mills assets for $1.5 billion. The acquisition will be immediately accretive to FFO.

This was a compelling opportunity for us to expand our investment in a portfolio of assets that we know well and already manage. These properties have considerable consumer brand equity and large trade areas, and they generate significant cash flow and total sales volume.

We now own 100% of several of these high-quality, well-positioned properties, including Sawgrass Mills in Miami. Sawgrass Mills comprises over 2.2 million square feet of outlet, value-oriented and entertainment retailers and generates total annual retail sales in excess of $1 billion. This center is one of the most visited tourist destinations in the U.S.

Upside exists throughout this portfolio through redevelopment opportunities. For example, we are replacing an anchor tenant at Sawgrass Mills with over 90,000 square feet of big box and small shop space. In addition, a 36,000 square foot expansion of The Colonnade Outlets at Sawgrass Mills, which houses the luxury outlet retailers, is well underway.

We completed two successful offerings in connection with the Klépierre and Mills transactions – we sold 9,137,500 common shares at $137.00 per share and sold $1.75 billion of senior unsecured notes in three series. The weighted average interest rate for the notes is 3.39% and the weighted average term is 14.7 years. The coupon on all three series of unsecured notes was the lowest ever achieved by a REIT, once again proving our industry leadership position. All three rating agencies affirmed their SPG ratings subsequent to the Klépierre and Mills transactions. Never willing to sacrifice the balance sheet for the sake of growth is a mantra from which I will not waiver.

On March 16th, Simon Property Group was added to the S&P 100 Index. We are delighted and honored to be included in this prestigious index, a sub-set of the S&P 500 Index that measures the performance of large cap companies in the U.S. It is comprised of 100 major, blue chip companies across multiple industry groups. Simon Property Group is the only real estate company in the index.

In Summary

Our management team is highly respected and capable. We have an infrastructure that enables execution at consistently high levels across all aspects of our business. We want to improve, we are never satisfied, and we like to compete.

We will continue to seek additional opportunistic transactions. I believe that we have the expertise, the discipline, the capital, and the organization to identify, evaluate and successfully execute transactions better than anyone else in the real estate business.

We have the strongest balance sheet in the industry. This affords us excellent access to low-cost capital, which was evident earlier this month when we successfully accessed the debt and equity markets to prudently fund the Klépierre and Mills transactions.

Our returns are growing, which will enable us to pay higher dividends and still reinvest in our portfolio, generating higher returns and continuing to reduce our cost of capital. I firmly believe that we will continue to grow our company and deliver excellent results, as we have demonstrated consistently since our IPO in 1993. We are very well positioned for 2012, with our portfolio of strong-performing, irreplaceable assets, and our focus remains on enhancing long-term stockholder value. As a result of this, I am confident we can deliver another year of record earnings growth.

I would like to thank all of my colleagues at Simon Property Group for their contribution to our many achievements in 2011 and ask for their continued dedication in producing a great 2012. Their hard work and commitment to our Company is critical to our success.

I would also like to thank our Board of Directors for their strategic guidance. Linda Walker Bynoe will retire from our Board at the 2012 Annual Meeting. Linda has served the Company with dedication throughout her nine year tenure and we thank her for her many contributions.

I thank you, our stockholders, for your continued support. We value your comments, insights and questions.

Sincerely,

David Simon
Chairman and Chief Executive Officer

March 26, 2012

SELECTED FINANCIAL DATA

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

As of or for the Year Ended December 31,	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
OPERATING DATA:					
Total consolidated revenue	**$ 4,306,432**	$ 3,957,630	$ 3,775,216	$ 3,783,155	$ 3,650,799
Consolidated income from continuing operations	**1,245,900**	753,514	387,262	599,560	674,605
Net income available to common stockholders	**$ 1,021,462**	$ 610,424	$ 283,098	$ 422,517	$ 436,164
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 3.48**	$ 2.10	$ 1.06	$ 1.88	$ 2.09
Discontinued operations	**—**	—	—	—	(0.13)
Net income attributable to common stockholders	**$ 3.48**	$ 2.10	$ 1.06	$ 1.88	$ 1.96
Weighted average shares outstanding	**293,504**	291,076	267,055	225,333	222,998
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$ 3.48**	$ 2.10	$ 1.05	$ 1.87	$ 2.08
Discontinued operations	**—**	—	—	—	(0.13)
Net income attributable to common stockholders	**$ 3.48**	$ 2.10	$ 1.05	$ 1.87	$ 1.95
Diluted weighted average shares outstanding	**293,573**	291,350	268,472	225,884	223,777
Dividends per share (1)	**$ 3.50**	$ 2.60	$ 2.70	$ 3.60	$ 3.36
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 798,650**	$ 796,718	$ 3,957,718	$ 773,544	$ 501,982
Total assets	**26,216,925**	24,857,429	25,948,266	23,422,749	23,442,466
Mortgages and other indebtedness	**18,446,440**	17,473,760	18,630,302	18,042,532	17,218,674
Total equity	**$ 5,544,288**	$ 5,633,752	$ 5,182,962	$ 3,101,967	$ 3,414,612
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 2,005,887**	$ 1,755,210	$ 1,720,520	$ 1,635,887	$ 1,559,432
Investing activities	**(994,042)**	(1,246,695)	(418,991)	(1,022,275)	(2,049,576)
Financing activities	**(1,009,913)**	(3,669,515)	1,882,645	(342,050)	62,766
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.96x**	1.44x	1.26x	1.40x	1.44x
Funds from Operations (FFO) (2)	**$ 2,438,765**	$ 1,770,491	$ 1,812,227	$ 1,862,851	$ 1,691,887
FFO allocable to Simon Property	**$ 2,021,850**	$ 1,472,522	$ 1,493,245	$ 1,485,837	$ 1,342,496
FFO per diluted share	**$ 6.89**	$ 5.03	$ 5.50	$ 6.45	$ 5.90

Notes

(1) Represents dividends declared per period.

(2) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO to consolidated net income and FFO per share to net income per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

OVERVIEW

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90% of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is a majority-owned partnership subsidiary that owns all of our real estate properties and other assets. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. We sold our entire ownership in this joint venture to our venture partner, Auchan S.A., on January 9, 2012. Additionally, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

We generate the majority of our revenues from leases with retail tenants including:

- base minimum rents,
- overage and percentage rents based on tenants' sales volume, and
- recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We invest in real estate properties to maximize total financial return which includes both operating cash flows and capital appreciation. We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- attracting and retaining high quality tenants and utilizing economies of scale to reduce operating expenses,
- expanding and re-tenanting existing highly productive locations at competitive rental rates,
- selectively acquiring or increasing our interests in high quality real estate assets or portfolios of assets,
- generating consumer traffic in our retail properties through marketing initiatives and strategic corporate alliances, and
- selling selective non-core assets.

We also grow by generating supplemental revenue from the following activities:

- establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,
- selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- generating interest income on cash deposits and investments in loans, including those made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- provide the capital necessary to fund growth,
- maintain sufficient flexibility to access capital in many forms, both public and private, and
- manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

RESULTS OVERVIEW

Diluted earnings per common share increased $1.38 during 2011 to $3.48 from $2.10 for 2010. The increase in diluted earnings per share was primarily attributable to:

- improved operating performance and core business fundamentals in 2011, the impact of our acquisition activity, and a decrease in interest expense due to the repayment of debt and lower interest rates,
- in 2011, a net gain due to acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities of $216.6 million, or $0.61 per diluted share, primarily driven by non-cash gains totaling $251.2 million related to the acquisition of a controlling interest in a previously unconsolidated regional mall and the distribution of a joint venture's properties to us and our venture partner which resulted in a non-cash gain on the distribution,
- in 2010, transaction expenses of $69.0 million, or $0.19 per diluted share, for costs incurred related to the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, other acquisition-related activities and the settlement of a transaction related dispute,
- in 2010, a $350.7 million, or $1.00 per diluted share, loss on extinguishment of debt related to our two senior unsecured notes tender offers, and
- in 2010, a gain due to acquisition of controlling interest, sale or disposal of assets and interests in unconsolidated entities, net of $320.3 million, or $0.92 per diluted share, primarily driven by the sale of our interest in Simon Ivanhoe S.à.r.l, or Simon Ivanhoe.

Core business fundamentals during 2011 improved from the economic environment that existed during 2010. Total sales per square foot, or psf, increased 10.7% from December 31, 2010 to $536 psf at December 31, 2011, for our portfolio of regional malls and Premium Outlets. Average base minimum rent increased 4.4% to $39.42 psf as of December 31, 2011, from $37.77 psf as of December 31, 2010. Releasing spreads remained positive as we were able to lease available square feet at higher rents than the expiring rental rates on the same space, resulting in a releasing spread (based on total tenant payments–base minimum rent plus common area maintenance) of $5.20 psf as of December 31, 2011, representing a 10.5% increase over expiring payments as of December 31, 2011. Ending occupancy was 94.8% as of December 31, 2011, as compared to 94.5% as of December 31, 2010, an increase of 30 basis points.

Our effective overall borrowing rate at December 31, 2011 decreased 23 basis points to 5.35% as compared to 5.58% at December 31, 2010. This decrease was primarily due to a decrease in the effective overall borrowing rate on fixed rate debt of 22 basis points (5.83% at December 31, 2011 as compared to 6.05% at December 31, 2010) and a decrease in the effective overall borrowing rate on variable rate debt of 48 basis points (1.45% at December 31, 2011 as compared to 1.93% at December 31, 2010). At December 31, 2011, the weighted average years to maturity of our consolidated indebtedness was approximately 5.7 years as compared to approximately 5.9 years at December 31, 2010. Our financing activities for the year ended December 31, 2011, included the redemption at par of $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25% and the repayment of $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties. In addition, in 2011 we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021. As further discussed in "Financing and Debt" below, on October 5, 2011, we entered into a new $4.0 billion unsecured revolving credit facility, or Credit Facility.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: ending occupancy; average base minimum rent per square foot; and total sales per square foot for our domestic assets. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information below related to community/lifestyle centers and our investment in the Mills portfolio from our other U.S. operations. We also do not include any properties located outside of the United States. During 2011, we made changes to the method and presentation of certain of our operational statistics as defined below.

The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2011	%/Basis Points Change [1]	2010	%/Basis Points Change [1]	2009
U.S. Regional Malls and Premium Outlets:					
Ending Occupancy					
Consolidated	**94.9%**	−20 bps	95.1%	+110 bps	94.0%
Unconsolidated	**94.2%**	+180 bps	92.4%	+100 bps	91.4%
Total Portfolio	**94.8%**	+30 bps	94.5%	+110 bps	93.4%
Average Base Minimum Rent per Square Foot					
Consolidated	**$ 37.45**	3.6%	$ 36.14	(2.0%)	$ 36.88
Unconsolidated	**$ 48.76**	12.2%	$ 43.44	0.6%	$ 43.19
Total Portfolio	**$ 39.42**	4.4%	$ 37.77	(1.8%)	$ 38.47
Total Sales per Square Foot					
Consolidated	**$ 518**	9.1%	$ 475	7.5%	$ 442
Unconsolidated	**$ 638**	21.8%	$ 524	8.5%	$ 483
Total Portfolio	**$ 536**	10.7%	$ 484	7.1%	$ 452
The Mills®:					
Ending Occupancy	**95.0%**	+130 bps	93.7%	−20 bps	93.9%
Average Base Minimum Rent per Square Foot	**$ 20.36**	2.5%	$ 19.86	1.2%	$ 19.62
Total Sales per Square Foot	**$ 448**	9.8%	$ 408	10.6%	$ 369
Mills Regional Malls:					
Ending Occupancy	**88.6%**	−180 bps	90.4%	+110 bps	89.3%
Average Base Minimum Rent per Square Foot	**$ 34.98**	–	$ 34.97	(1.2%)	$ 35.41
Total Sales per Square Foot	**$ 413**	5.1%	$ 393	3.4%	$ 380
Community/Lifestyle Centers:					
Ending Occupancy	**93.4%**	+180 bps	91.6%	+90 bps	90.7%
Average Base Minimum Rent per Square Foot	**$ 13.75**	2.8%	$ 13.38	(0.5%)	$ 13.45

(1) Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

Ending Occupancy Levels and Average Base Minimum Rent per Square Foot. Ending occupancy is the percentage of gross leasable area, or GLA, which is leased as of the last day of the reporting period. We include all company owned space except for regional mall anchors and regional mall majors in the calculation. Base minimum rent per square foot is the average base minimum rent charge in effect for the reporting period for all tenants that would qualify to be included in ending occupancy.

Total Sales per Square Foot. Total sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlets and The Mills. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following are selected key operating statistics for certain of our international properties [1].

	2011	% Change	2010	% Change	2009
International Premium Outlets [2] [3]					
Ending Occupancy	**100.0%**		99.8%		99.6%
Comparable Sales per Square Foot [4]	**¥ 85,488**	**-4.1%**	¥ 89,139	-5.6%	¥94,468
Average Base Minimum Rent per Square Foot	**¥ 4,834**	**1.4%**	¥ 4,766	1.1%	¥ 4,714

(1) Does not include statistics for European operations as we sold our entire interest in Gallerie Commerciali Italia, S.p.A., or GCI, on January 9, 2012.

(2) Information supplied by the managing venture partner.

(3) Does not include our centers in Mexico (Premium Outlets Punta Norte), Malaysia (Johor Premium Outlets), and South Korea (Yeoju and Paju Premium Outlets).

(4) Does not include Sendai-Izumi Premium Outlets in Japan as the property was closed for repair due to damages from the earthquake in Japan in March 2011. The center re-opened on June 17, 2011.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue, and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we reevaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.

- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, a decline in a property's cash flows, occupancy or comparable sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other assets could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.

- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

- A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

RESULTS OF OPERATIONS

In addition to the activity discussed above in "Results Overview" section, the following acquisitions, dispositions, and openings of consolidated properties affected our consolidated results from continuing operations in the comparative periods:

- During 2011, we disposed of three of our other retail properties and one of our regional malls.
- On August 25, 2011, we acquired additional interests in The Plaza at King of Prussia and The Court at King of Prussia, or, collectively, King of Prussia, a 2.4 million square foot regional mall in the Philadelphia market, which had previously been accounted for under the equity method. We now have a controlling interest in this property and its results are consolidated as of the acquisition date.
- On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a 222,000 square foot lifestyle center located in Albuquerque, New Mexico.
- On June 28, 2011, we sold Prime Outlets–Jeffersonville, a 410,000 square foot outlet center located in Jeffersonville, Ohio.
- During 2010, we disposed of one regional mall, one community center, and one other retail property.
- On August 30, 2010, we completed the Prime acquisition, acquiring 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010.
- On August 10, 2010, we acquired a controlling interest in a regional mall.
- During 2009, we disposed of one regional mall and three community centers.
- On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot outlet center located in Warren County, Ohio, north of Cincinnati.
- On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion located in Ventura County, north of Los Angeles.

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and openings of joint venture properties affected our income from unconsolidated entities in the comparative periods:

- During 2011, we disposed of one of our regional malls.
- On December 31, 2011, as further discussed in Note 4 of the Notes to Consolidated Financial Statements, a 50% joint venture distributed a portfolio of properties to us and our joint venture partner.
- On December 2, 2011, we and our partner, Genting Berhad, opened Johor Premium Outlets, a 173,000 square foot outlet center in Johor, Malaysia.
- During the third quarter of 2011, we contributed a wholly-owned property to a joint venture which holds our interests in nine unconsolidated properties. The transaction effectively exchanged a portion of our interest in this previously wholly-owned property for increased ownership interests in the nine unconsolidated properties.
- On March 17, 2011, we and our partner, Shinsegae International Co., opened Paju Premium Outlets, a 328,000 square foot outlet center in Paju, South Korea.
- During 2010, we disposed of one of our other retail properties.
- On July 15, 2010, we and our partner sold our collective interests in a joint venture which owned seven shopping centers located in France and Poland.
- On May 28, 2010, we acquired an additional noncontrolling interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.
- On April 29, 2010, GCI, an Italian joint venture in which we held a 49.0% ownership interest, sold its 40.0% interest in Porta di Roma for €71 million.
- On March 25, 2010, GCI opened Catania, a 642,000 square foot shopping center in Sicily, Italy.
- On March 2, 2010, GCI opened Argine, a 300,000 square foot shopping center in Naples, Italy.
- During 2009, we recognized a loss on our joint venture interests in our shopping centers in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million.
- On July 9, 2009, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlets in which we have a 40.0% ownership interest, opened Ami Premium Outlets located in Ami, Japan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the purposes of the following comparisons between the years ended December 31, 2011 and 2010 and the years ended December 31, 2010 and 2009, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both years in the year-to-year comparisons.

During 2011, we agreed to dispose of certain consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $162.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. The loss on disposition of these properties recognized in the consolidated statements of operations and comprehensive income and the operating results of such properties were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2011 and the date of disposition:

Property	Date of Disposition
Crossville Outlet Center	March 18, 2011
Prime Outlets–Jeffersonville	June 28, 2011
Century III Mall	September 1, 2011
Crystal River Mall	December 1, 2011
Factory Merchants Branson	December 31, 2011

During 2010, we disposed of three consolidated properties that had an aggregate carrying value of $91.4 million and debt obligations of $91.3 million for which we received aggregate sales proceeds of $5.8 million resulting in a net gain of $5.7 million. The gain on disposition of these properties recognized in the consolidated statements of operations and comprehensive income and the operating results of the properties that we sold or disposed of during 2010 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2010 and the date of disposition:

Property	Date of Disposition
Crossroads Mall	March 4, 2010
Brightwood Plaza	March 30, 2010
Palm Beach Mall	March 31, 2010

During 2009, we disposed of four consolidated properties that had an aggregate net book value of $13.7 million for aggregate sales proceeds of $3.9 million, resulting in a net loss of $9.8 million. The loss on disposition of these assets recognized in the consolidated statements of operations and comprehensive income and the operating results of the properties that we sold or disposed of during 2009 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2009 and the date of disposition:

Property	Date of Disposition
Knoxville Commons	November 2, 2009
Park Plaza	November 2, 2009
Eastland Plaza	October 30, 2009
Raleigh Springs Mall	October 15, 2009

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

Minimum rents increased $235.2 million during 2011, of which the property transactions accounted for $170.2 million of the increase. Comparable rents increased $65.0 million, or 2.8%. The increase in comparable rents was primarily attributable to a $64.7 million increase in base minimum rents. Overage rents increased $30.2 million, or 27.3%, as a result of an increase related to the property transactions of $14.1 million and an increase in tenant sales during 2011.

Tenant reimbursements increased $93.5 million, due to a $63.9 million increase attributable to the property transactions and a $29.6 million, or 2.9%, increase in the comparable properties primarily due to increases to the fixed reimbursement related to common area maintenance.

Total other income decreased $16.9 million, principally as a result of the following:

- a decrease in lease settlement income of $38.1 million due to a higher number of terminated leases in 2010,
- offset by an increase in interest income of $8.7 million primarily related to loans held for investment,
- a $2.0 million increase in land sale activity, and
- a $10.5 million increase in net other activity.

Depreciation and amortization expense increased $83.1 million primarily due to additional depreciable assets acquired in the King of Prussia and Prime acquisitions.

Real estate tax expense increased $23.8 million of which the property transactions accounted for $18.1 million with the remaining increase primarily caused by higher tax payments in 2011.

Repairs and maintenance expense increased $11.1 million of which the property transactions accounted for $6.9 million. Repairs and maintenance expense at the comparable properties increased $4.2 million primarily due to increased general repairs at the properties.

During 2011, we recorded a provision for credit losses of $6.5 million whereas in the prior year the provision was $3.1 million. Our bad debt provision in both 2011 and 2010 has been lower than our historical experience.

Home and regional office expense increased $19.3 million primarily due to increased long-term incentive compensation and marginally higher personnel costs in 2011.

General and administrative expense increased $25.1 million primarily as a result of increased performance compensation costs.

Other expenses increased $29.0 million of which the property transactions accounted for $10.2 million and the comparable properties and corporate costs accounted for $18.3 million primarily related to an increase in legal and professional fees and unfavorable changes in foreign currency exchange rates.

Interest expense decreased $43.6 million primarily related to the repayment of five unsecured notes in 2011, repayment of mortgages at six properties and purchases of senior unsecured notes in the January 2010 and August 2010 tender offers, offset by increased borrowings under our credit facility, new or refinanced debt at several properties including debt associated with the Prime acquisition and new unsecured debt and the issuance of two series of unsecured notes in 2011.

During 2011, we disposed of our interest in an unconsolidated regional mall, one regional mall, three other retail properties, and Prime Outlets–Jeffersonville, and acquired a controlling interest in a regional mall previously accounted for under the equity method. In addition, on December 31, 2011, a joint venture in which we had a 50% interest was dissolved and, as a result, distributed a portfolio of properties to us and our joint venture partner. We now consolidate the six properties we received in the distribution and recorded a non-cash gain representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. These transactions resulted in an aggregate net gain in 2011 of $216.6 million. During 2010, we recorded a gain of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe, the gain on the acquisition of a controlling interest in a regional mall previously accounted for under the equity method and the gain on the sale of Porta di Roma by GCI.

Net income attributable to noncontrolling interests increased $84.6 million primarily due to an increase in the income of the Operating Partnership.

Preferred dividends decreased $3.3 million as a result of the conversion and redemption of the remaining Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, in the second quarter of 2010.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

Minimum rents increased $112.7 million during the 2010 period, due to an $80.9 million increase attributable to the property transactions and an increase in comparable rents of $31.8 million, or 1.4%. The increase in comparable minimum rents was primarily attributable to a $33.8 million increase in base minimum rents and a $6.5 million increase in comparable rents from carts, kiosks, and other temporary tenants, partially offset by a $4.8 million decline in the fair market value of in-place lease amortization and a $3.7 million decrease in straight-line rents. Overage rents increased $25.7 million, or 30.3%, as a result of an increase in tenant sales for the period as compared to the prior year.

Tenant reimbursements increased $21.6 million, due to a $24.5 million increase attributable to the property transactions, offset by a $2.9 million, or 0.3%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis.

Total other income increased $25.3 million, principally as a result of the following:

- an increase in lease settlement income of $33.6 million due to a higher number of terminated leases in the period, and
- an increase in interest income of $10.1 million due to an increase in our available cash on deposit,
- offset by a $12.4 million decrease in land sale activity, and
- a $6.0 million decrease in net other activity.

Property operating expenses decreased $11.4 million, or 2.7%, primarily related to lower costs resulting from our cost control and cost reduction initiatives and generally lower cost of utilities. An increase in property operating expenses in the fourth quarter related to the Prime acquisition was offset by more favorable claims experience by our captive insurance subsidiaries.

Depreciation and amortization expense decreased $14.8 million due to the impact of the acceleration of depreciation in 2009 for certain properties scheduled for redevelopment, offset by an increase in 2010 of $52.7 million related to the Prime acquisition and an increase related to openings and expansion activity.

The provision for credit losses decreased $19.5 million due to a reduction in the number of tenants in default and a decrease in the number of tenants in bankruptcy proceedings compared to the same period in 2009. We also had strong collections of receivables which we had previously established reserves for due to uncertainty of payment.

During 2010, we incurred $69.0 million in transaction expenses related to acquisitions, potential acquisitions, and the settlement of a transaction related dispute.

Interest expense increased $35.0 million primarily related to the Operating Partnership's issuances of new series of unsecured notes totaling $3.2 billion in 2010 and $1.8 billion during 2009 and the result of new or refinanced debt at several properties including debt associated with the Prime acquisition, offset by the purchase of unsecured notes in the January and August 2010 tender offers and mortgage loans which we repaid during the 2010 period.

During 2010, we incurred a loss on extinguishment of debt of $350.7 million related to the two unsecured note tender offers.

Income tax expense (benefit) of taxable REIT subsidiaries increased $7.0 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

Income from unconsolidated entities increased $35.7 million primarily due to favorable results of operations over the prior period, the sale of a non-retail building in 2010, a property opening and expansion in Japan, a decrease in the provision for credit losses and interest savings, partially offset by the negative impact to operations of the flood at Opry Mills.

In 2010, we recognized an $8.2 million impairment charge from an investment in an unconsolidated entity representing the impact of an impairment recorded on an investment property in Italy.

In 2010, we recorded a gain upon acquisition of a controlling interest and on the sale of interests in unconsolidated entities of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe, the gain on the acquisition of a controlling interest in a regional mall previously accounted for under the equity method and the gain on sale of Porta di Roma by GCI.

Net income attributable to noncontrolling interests increased $58.6 million primarily due to an increase in the income of the Operating Partnership.

Preferred dividends decreased $19.7 million as a result of the conversion and redemption of the remaining Series I preferred stock in the second quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions and entering into floating rate to fixed rate interest rate swaps. Floating rate debt currently comprises approximately 11.2% of our total consolidated debt at December 31, 2011. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $2.4 billion during 2011. In addition, the Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents increased $2.0 million during 2011 to $798.7 million as of December 31, 2011 as further discussed in "Cash Flows" below.

On December 31, 2011, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility, net of outstanding borrowings of $952.7 million and letters of credit of $36.0 million. For the year ended December 31, 2011, the maximum amount outstanding under the Credit Facility or the predecessor facility was $1.8 billion and the weighted average amount outstanding was approximately $1.1 billion. The weighted average interest rate was 1.66% for the year ended December 31, 2011.

We and the Operating Partnership have historically had access to public equity and long-term unsecured debt markets and access to private equity from institutional investors at the property level.

Our business model requires us to regularly access the debt markets to raise funds for acquisition, development and redevelopment activity, and to refinance maturing debt. We may also, from time to time, access the equity capital markets to accomplish our business objectives. We believe we have sufficient cash on hand and availability under the Credit Facility to address our debt maturities and capital needs through 2012.

Loans to SPG-FCM

As part of the Mills acquisition in 2007, the Operating Partnership made loans to SPG-FCM Ventures, LLC, or SPG-FCM, which were used to repay loans and other obligations. As of December 31, 2011 and 2010, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 7, 2012. During 2011, 2010 and 2009, we recorded approximately $9.8 million, $9.9 million and $9.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on those loans during 2011, 2010 and 2009 of approximately $1.0 million, $0.9 million and $3.7 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $2.4 billion during 2011. In addition, we received net proceeds from our debt financing and repayment activities in 2011 of $256.5 million. These activities are further discussed below in "Financing and Debt". During the 2011 period, we or the Operating Partnership also:

- paid stockholder dividends and unitholder distributions of $1.2 billion,
- paid preferred stock dividends and preferred unit distributions totaling $5.3 million,
- funded consolidated capital expenditures of $445.5 million (includes development and other costs of $67.9 million, renovation and expansion costs of $157.1 million, and tenant costs and other operational capital expenditures of $220.5 million),
- funded investments in unconsolidated entities of $20.8 million, and
- funded property acquisitions and acquired additional interests in previously unconsolidated entities for $1.3 billion.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on the Credit Facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

We expect to generate positive cash flow from operations in 2012, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our retail tenants, many of whom are still recovering from the recent economic downturn. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from the Credit Facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

Financing and Debt

Unsecured Debt

At December 31, 2011, our unsecured debt consisted of $10.7 billion of senior unsecured notes of the Operating Partnership and $952.7 million outstanding under the Credit Facility. The December 31, 2011 balance included $287.7 million (U.S. dollar equivalent) of Yen-denominated borrowings. The maximum outstanding balance of the Credit Facility or the predecessor facility during the year ended December 31, 2011 was $1.8 billion and the weighted average outstanding balance was approximately $1.1 billion. Letters of credit of approximately $36.0 million were outstanding under the Credit Facility as of December 31, 2011.

On October 5, 2011, we entered into the new Credit Facility replacing a predecessor facility. The Credit Facility provides an initial borrowing capacity of $4.0 billion, which can be increased at our option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points and an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

During the year ended December 31, 2011, the Operating Partnership redeemed at par $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25%. In addition, on November 10, 2011, we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

Secured Debt

Total secured indebtedness was $6.8 billion and $6.6 billion at December 31, 2011 and December 31, 2010, respectively. During the year ended December 31, 2011, we repaid $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties.

As discussed in "Acquisitions and Dispositions," as a result of the acquisition of additional interests in King of Prussia in August 2011, we now own a controlling interest in this property and, accordingly, we consolidated the property as of the acquisition date, including the property's $160.1 million mortgage debt. In addition, we consolidated six properties we received as a distribution from a joint venture of its interests in a portfolio of properties. Four of these properties are encumbered by mortgages totaling $459.0 million.

Covenants

Our unsecured debt contains financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2011, we were in compliance with all covenants of our unsecured debt.

At December 31, 2011, we or our subsidiaries were the borrowers under 89 non-recourse mortgage notes secured by mortgages on 89 properties, including 10 separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 44 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt contains financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2011, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, results of operations or cash flows.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2011 and 2010, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2011	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2010	Effective Weighted Average Interest Rate
Fixed Rate	**$ 16,407,374**	5.83%	$ 15,471,545	6.05%
Variable Rate	**2,039,066**	1.45%	2,002,215	1.93%
	$18,446,440	5.35%	$ 17,473,760	5.58%

As of December 31, 2011, we had $485.8 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58%. As of December 31, 2011, the net effect of these agreements effectively converted $485.8 million of variable rate debt to fixed rate debt.

Contractual Obligations and Off-balance Sheet Arrangements

In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2011, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2012	2013 to 2014	2015 to 2017	After 2017	Total
Long Term Debt (1)	$ 1,564,661	$ 3,003,954	$ 7,977,855	$ 5,874,898	$18,421,368
Interest Payments (2)	955,071	1,695,024	1,650,615	1,547,215	5,847,925
Consolidated Capital Expenditure Commitments	229,543	–	–	–	229,543
Consolidated Ground Lease Commitments (3)	26,193	53,220	82,161	823,737	985,311

(1) Represents principal maturities only and therefore, excludes net premiums of $25,072.

(2) Variable rate interest payments are estimated based on the LIBOR rate at December 31, 2011.

(3) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 7 to the Notes to Consolidated Financial Statements. Our joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2011, the Operating Partnership had guaranteed $30.2 million of the total joint venture related mortgage or other indebtedness. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

Acquisitions and Dispositions

Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. We or our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in acquisition, development, redevelopment, or expansion opportunities.

Acquisitions. On December 31, 2011, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. As a result, we have a 100% interest and now consolidate the six properties we received in the distribution. The distribution resulted in a remeasurement of the distributed assets to fair value and a corresponding non-cash gain of approximately $168.3 million representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio.

On August 25, 2011, we acquired additional controlling interests of approximately 83.75% in King of Prussia, thereby increasing our ownership interest to 96.1%. The property is subject to a $160.1 million mortgage. The consolidation of this previously unconsolidated property resulted in a remeasurement of our previously held interest to fair value and a corresponding non-cash gain of $82.9 million.

On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a lifestyle center located in Albuquerque, New Mexico. Also, during the second quarter, we purchased an additional noncontrolling interest in an unconsolidated regional mall.

Dispositions. We continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not a primary retail venue within their trade area. During 2011, we agreed to dispose of certain consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $177.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. In addition, in April 2011, we disposed of our interest in an unconsolidated regional mall, resulting in a gain of $7.8 million.

At December 31, 2011, we had a 49.0% ownership interest in GCI which owned 45 properties located in Italy. On January 9, 2012, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A. The aggregate cash we received related to the sale of our interest in GCI was $378.0 million. We expect to record a gain on the sale in the first quarter of 2012.

Development Activity

New Domestic Developments. In August 2011, we began construction on Tanger Outlets – Galveston located in Texas City, Texas. We have a 50.0% interest in this new center through a joint venture with Tanger Factory Outlets Centers. Our estimated share of the cost of this project is $32.2 million.

During 2010, we began construction on Merrimack Premium Outlets located in Merrimack, New Hampshire. This new center, which is wholly-owned by us, is expected to open in the second quarter of 2012. The estimated cost of this project is $144.0 million, and the carrying amount of the construction in progress as of December 31, 2011 was $100.7 million. Other than these two projects, our share of other 2011 new developments is not significant.

Domestic Expansions and Renovations. We routinely incur costs related to construction for significant renovation and expansion projects at our properties. We also have reinstituted redevelopment and expansion initiatives which we previously reduced given the downturn in the economy. Renovation and expansion projects are currently underway at numerous centers, and we expect our share of development costs for 2012 related to renovation or expansion initiatives to be approximately $800.0 million. We expect to fund these capital projects with cash flows from operations. Our estimated stabilized return on invested capital ranges between 8-12% for all of our new development, expansion and renovation projects.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis (in millions):

	2011	2010	2009
New Developments and Other	**$ 68**	$ 39	$ 160
Renovations and Expansions	**157**	96	159
Tenant Allowances	**119**	103	43
Operational Capital Expenditures	**101**	18	14
Total	**$ 445**	$ 256	$ 376

International Development Activity. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our foreign investments with local currency-denominated borrowings that act as a natural hedge against local currency fluctuations. This has been the case with our Premium Outlets in Japan, South Korea, and Malaysia where we use Yen, Won, and Ringgit denominated financing, respectively. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Won, Peso and other foreign currencies is not material. We expect our share of international development costs for 2012 will be approximately $67.0 million, primarily funded through reinvested joint venture cash flow and construction loans.

On March 17, 2011, Paju Premium Outlets, a 328,000 square foot center located in Seoul, South Korea, opened. The net cost of this project is KRW 115.1 billion, of which our share is approximately KRW 57.5 billion, or $52.1 million based on applicable KRW: USD exchange rates.

On July 14, 2011, Tosu Premium Outlets Phase III, a 52,000 square foot expansion to the Tosu Premium Outlet located in Fukuoka, Japan, opened and, on December 8, 2011, Ami Premium Outlets Phase II, a 90,000 square foot expansion to the Ami Premium Outlets located in Ami, Japan, opened. The combined projected net cost of these projects is ¥ 6.8 billion, of which our share is approximately ¥2.7 billion, or $35.3 million based on applicable Yen: USD exchange rates. Rinku Premium Outlets Phase IV, a 103,000 square foot expansion to the Rinku Premium Outlet located in Osaka, Japan, is under construction and is expected to open in July 2012. The projected net cost of this project is ¥3.4 billion, of which our share is approximately ¥1.4 billion, or $17.5 million based on current Yen: USD exchange rates.

On December 2, 2011, Johor Premium Outlets, a 190,000 square foot center located in Johor, Malaysia, opened. The net cost of this project is MYR 153.0 million, of which our share is approximately MYR 77.0 million, or $24.2 million based on applicable MYR: USD exchange rates.

On May 23, 2011, we and our partner, Calloway Real Estate Investment Trust, signed a Letter of Intent to develop a Premium Outlet Center in Canada. The center will be located near Toronto. Construction is expected to start in the spring of 2012.

Market Risk

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR, which was at historically low levels during 2011. Based upon consolidated indebtedness and interest rates at December 31, 2011, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $10.2 million, and would decrease the fair value of debt by approximately $402.9 million.

Dividends and Stock Repurchase Program

Common stock dividends during 2011 aggregated $3.50 per share, including a special December common stock dividend of $0.20 per share. Common stock dividends during 2010 aggregated $2.60 per share. The 2011 and 2010 dividends were paid entirely in cash. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our consolidated net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, changes in value of investments in foreign entities, the ability to hedge interest rate risk, risks associated with the acquisition, development, expansion, leasing and management of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, intensely competitive market environment in the retail industry, risks related to international activities, insurance costs and coverage, terrorist activities, changes in market conditions and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of previously depreciated retail operating properties,
- excluding impairment charges of depreciable real estate,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sales of, or any impairment charges related to, previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to consolidated net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule reconciles consolidated net income to total FFO and diluted net income per share to diluted FFO per share.

	For the Year Ended December 31, 2011	2010	2009
		(in thousands)	
Funds from Operations	**$2,438,765**	$1,762,322	$1,748,280
Increase/(Decrease) in FFO from prior period	**38.4%**	0.8%	(5.6)%
Consolidated Net Income	**$1,245,900**	$ 753,514	$ 387,262
Adjustments to Arrive at FFO:			
Depreciation and amortization from consolidated properties	**1,047,571**	968,695	983,487
Our share of depreciation and amortization from unconsolidated entities	**384,367**	388,565	399,509
Impairment charges of depreciable real estate	**—**	8,169	63,947
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	**(216,629)**	(321,036)	30,108
Net income attributable to noncontrolling interest holders in properties	**(8.559)**	(10,640)	(5,496)
Noncontrolling interests portion of depreciation and amortization	**(8,633)**	(7,847)	(8,396)
Preferred distributions and dividends	**(5,252)**	(8,929)	(38,194)
Funds from Operations	**$2,438,765**	$1,770,491	$1,812,227
FFO Allocable to Simon Property	**$2,021,850**	$1,472,522	$1,493,245
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 3.48**	$ 2.10	$ 1.05
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of noncontrolling interests portion of depreciation and amortization	**4.02**	3.86	4.22
Impairment charges of depreciable real estate	**—**	0.02	0.17
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	**(0.61)**	(0.92)	0.09
Impact of additional dilutive securities for FFO per share	**—**	(0.03)	(0.03)
Diluted FFO per share	**$ 6.89**	$ 5.03	$ 5.50
Basic weighted average shares outstanding	**293,504**	291,076	267,055
Adjustments for dilution calculation:			
Effect of stock options	**69**	274	316
Effect of contingently issuable shares from stock dividends	**—**	—	1,101
Impact of Series C cumulative preferred 7% convertible units	**—**	—	46
Impact of Series I preferred stock	**—**	1,749	6,354
Impact of Series I preferred units	**—**	238	1,228
Diluted weighted average shares outstanding	**293,573**	293,337	276,100
Weighted average limited partnership units outstanding	**60,522**	58,900	57,292
Diluted weighted average shares and units outstanding	**354,095**	352,237	333,392

During the year ended December 31, 2010, FFO includes a $350.7 million loss on extinguishment of debt associated with two unsecured notes tender offers, reducing diluted FFO per share by $1.00 per share. During the year ended December 31, 2010, we recorded transaction expenses of $69.0 million, reducing diluted FFO per share by $0.20.

During the year ended December 31, 2009, we recorded $164.7 million of other impairment charges not related to depreciable real estate, reducing FFO per share by $0.51.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 29 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 28, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 28, 2012

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2011	December 31, 2010
ASSETS:		
Investment properties at cost	**$ 29,657,046**	$ 27,508,735
Less — accumulated depreciation	**8,388,130**	7,711,304
	21,268,916	19,797,431
Cash and cash equivalents	**798,650**	796,718
Tenant receivables and accrued revenue, net	**486,731**	426,736
Investment in unconsolidated entities, at equity	**1,378,084**	1,390,105
Deferred costs and other assets	**1,633,544**	1,795,439
Notes receivable from related party	**651,000**	651,000
Total assets	**$ 26,216,925**	$ 24,857,429
LIABILITIES:		
Mortgages and other indebtedness	**$ 18,446,440**	$ 17,473,760
Accounts payable, accrued expenses, intangibles, and deferred revenues	**1,091,712**	993,738
Cash distributions and losses in partnerships and joint ventures, at equity	**695,569**	485,855
Other liabilities and accrued dividends	**170,971**	184,855
Total liabilities	**20,404,692**	19,138,208
Commitments and contingencies		
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	**267,945**	85,469
EQUITY:		
Stockholders' equity		
Capital stock (850,000,000 total shares authorized, $0.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):		
Series J 8⅜% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding with a liquidation value of $39,847	**45,047**	45,375
Common stock, $0.0001 par value, 511,990,000 shares authorized, 297,725,698 and 296,957,360 issued and outstanding, respectively	**30**	30
Class B common stock, $0.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	**—**	—
Capital in excess of par value	**8,103,133**	8,059,852
Accumulated deficit	**(3,251,740)**	(3,114,571)
Accumulated other comprehensive income (loss)	**(94,263)**	6,530
Common stock held in treasury at cost, 3,877,448 and 4,003,451 shares, respectively	**(152,541)**	(166,436)
Total stockholder's equity	**4,649,666**	4,830,780
Noncontrolling interests	**894,622**	802,972
Total equity	**5,544,288**	5,633,752
Total liabilities and equity	**$ 26,216,925**	$ 24,857,429

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31, 2011	2010	2009
REVENUE:			
Minimum rent	**$ 2,664,724**	$ 2,429,519	$ 2,316,838
Overage rent	**140,842**	110,621	84,922
Tenant reimbursements	**1,177,269**	1,083,780	1,062,227
Management fees and other revenues	**128,010**	121,207	124,059
Other income	**195,587**	212,503	187,170
Total revenue	**4,306,432**	3,957,630	3,775,216
EXPENSES:			
Property operating	**436,571**	414,264	425,703
Depreciation and amortization	**1,065,946**	982,820	997,598
Real estate taxes	**369,755**	345,960	333,957
Repairs and maintenance	**113,496**	102,425	91,736
Advertising and promotion	**107,002**	97,194	93,565
Provision for credit losses	**6,505**	3,130	22,655
Home and regional office costs	**128,618**	109,314	110,048
General and administrative	**46,319**	21,267	18,124
Impairment charge	**—**	—	197,353
Transaction expenses	**—**	68,972	5,697
Other	**97,078**	68,045	72,088
Total operating expenses	**2,371,290**	2,213,391	2,368,524
OPERATING INCOME	**1,935,142**	1,744,239	1,406,692
Interest expense	**(983,526)**	(1,027,091)	(992,065)
Loss on extinguishment of debt	**—**	(350,688)	—
Income tax (expense) benefit of taxable REIT subsidiaries	**(3,583)**	(1,734)	5,220
Income from unconsolidated entities	**81,238**	75,921	40,220
Impairment charge from investments in unconsolidated entities	**—**	(8,169)	(42,697)
Gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	**216,629**	321,036	(30,108)
CONSOLIDATED NET INCOME	**1,245,900**	753,514	387,262
Net income attributable to noncontrolling interests	**221,101**	136,476	77,855
Preferred dividends	**3,337**	6,614	26,309
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ 1,021,462**	$ 610,424	$ 283,098
BASIC EARNINGS PER COMMON SHARE:			
Net income attributable to common stockholders	**$ 3.48**	$ 2.10	$ 1.06
DILUTED EARNINGS PER COMMON SHARE:			
Net income attributable to common stockholders	**$ 3.48**	$ 2.10	$ 1.05
Consolidated Net Income	**$ 1,245,900**	$ 753,514	$ 387,262
Unrealized loss on interest rate hedge agreements	**(91,933)**	(3,493)	(27,999)
Net loss on derivative instruments reclassified from accumulated other comprehensive income into interest expense	**16,169**	15,769	14,754
Currency translation adjustments	**(8,462)**	(20,590)	(8,244)
Changes in available-for-sale securities and other	**(37,431)**	19,934	224,694
Comprehensive income	**1,124,243**	765,134	590,467
Comprehensive income attributable to noncontrolling interests	**200,236**	138,478	119,082
Comprehensive income attributable to common stockholders	**$ 924,007**	$ 626,656	$ 471,385

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Twelve Months Ended December 31, 2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net Income	**$ 1,245,900**	$ 753,514	$ 387,262
Adjustments to reconcile consolidated net income to net cash provided by operating activities —			
Depreciation and amortization	**1,112,438**	1,016,027	1,009,490
Loss on debt extinguishment	**—**	350,688	—
Impairment charges	**—**	8,169	240,050
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	**(216,629)**	(321,036)	30,108
Straight-line rent	**(30,308)**	(24,487)	(24,653)
Equity in income of unconsolidated entities	**(81,238)**	(75,921)	(40,220)
Distributions of income from unconsolidated entities	**112,977**	109,050	105,318
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**(19,370)**	2,144	37,465
Deferred costs and other assets	**(58,924)**	(40,388)	(28,089)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**(58,959)**	(22,550)	3,789
Net cash provided by operating activities	**2,005,887**	1,755,210	1,720,520
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(1,259,623)**	(976,276)	—
Funding of loans to related parties	**—**	(29,500)	(120,000)
Repayments of loans to related parties	**—**	10,500	8,700
Capital expenditures, net	**(445,495)**	(256,312)	(376,275)
Cash from acquisitions and cash impact from the consolidation and deconsolidation of properties	**19,302**	27,015	—
Net proceeds from sale of assets	**136,013**	301,425	33,106
Investments in unconsolidated entities	**(20,807)**	(193,925)	(107,204)
Purchase of marketable and non-marketable securities	**(42,015)**	(16,157)	(132,984)
Sale of marketable and non-marketable securities	**6,866**	26,175	74,116
Purchase of loans held for investment	**—**	(433,033)	—
Repayments of loans held for investment	**235,124**	37,574	—
Distributions of capital from unconsolidated entities and other	**376,593**	255,819	201,550
Net cash used in investing activities	**(994,042)**	(1,246,695)	(418,991)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common stock and other	**5,313**	4,166	1,642,228
Preferred stock redemptions	**—**	(10,994)	(87,689)
Distributions to noncontrolling interest holders in properties	**(28,793)**	(24,615)	(30,706)
Contributions from noncontrolling interest holders in properties	**1,217**	1,058	2,795
Preferred distributions of the Operating Partnership	**(1,915)**	(2,315)	(11,885)
Preferred dividends and distributions to stockholders	**(1,030,744)**	(763,881)	(148,507)
Distributions to limited partners	**(211,497)**	(153,247)	(25,658)
Loss on debt extinguishment	**—**	(350,688)	—
Mortgage and other indebtedness proceeds, net of transaction costs	**1,655,203**	3,858,815	3,220,706
Mortgage and other indebtedness principal payments	**(1,398,697)**	(6,227,814)	(2,678,639)
Net cash (used in) provided by financing activities	**(1,009,913)**	(3,669,515)	1,882,645
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**1,932**	(3,161,000)	3,184,174
CASH AND CASH EQUIVALENTS, beginning of year	**796,718**	3,957,718	773,544
CASH AND CASH EQUIVALENTS, end of year	**$ 798,650**	$ 796,718	$ 3,957,718

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in thousand)

	Preferred Stock	Common Stock
Balance at December 31, 2008	$ 46,032	$ 24
Conversion of limited partner units (1,866,474 common shares, Note 10)		
Public offerings of common stock (40,250,000 common shares)		4
Stock options exercised (181,850 common shares)		
Series J preferred stock premium amortization	(328)	
Conversion of Series C preferred units to limited partner units		
Issuance of limited partner units with the redemption of the Series C preferred units		
Issuance of limited partner units with the redemption of the Series D preferred units		
Stock incentive program (254,227 common shares, net)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Stock and units issued to common shareholders and limited partners (11,876,076 common shares)		1
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $11,885 attributable to preferred interests in the Operating Partnership		
Balance at December 31, 2009	$ 45,704	$ 29
Conversion of limited partner units (247,640 common shares, Note 10)		
Issuance of limited partner units		
Stock options exercised (178,683 common shares)		
Series I preferred unit conversion to limited partner units		
Series I preferred stock conversion to common stock (7,871,276 preferred shares to 6,670,589 common shares)		1
Series J preferred stock premium amortization	(329)	
Stock incentive program (116,726 common shares, net)		
Amortization of stock incentive		
Issuance of unit equivalents and other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $2,315 attributable to preferred interests in the Operating Partnership		
Balance at December 31, 2010	$ 45,375	$ 30
Conversion of limited partner units (584,432 common shares, Note 10)		
Issuance of limited partner units		
Stock options exercised (324,720 options exercised net of 76,969 shares used to fund required witholding tax)		
Common Stock Retired (61,584 common shares)		
Series J preferred stock premium amortization	(328)	
Stock incentive program (116,885 common shares, net)		
Amortization of stock incentive		
Issuance of unit equivalents and other (6,857 treasury shares)		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distribution to other noncontrolling interest partners		
Other comprehensive income		
Net income, excluding $1,915 attributable to preferred interests in the Operating Partnership and $8,946 attributable to noncontrolling redeemable interests in properties in temporary equity		
Balance at December 31, 2011	$ 45,047	$ 30

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
$ (165,066)	$ 5,410,147	$ (2,491,929)	$ (186,210)	$ 488,969	$ 3,101,967
	24,033			(24,033)	–
	1,638,336				1,638,340
	4,725				4,725
					(328)
				763	763
				1,875	1,875
				38,086	38,086
	(9,414)		9,414		–
	22,870				22,870
	(508)	(4,141)		70	(4,579)
	(162,732)			162,732	–
		(769,008)		(159,392)	(928,400)
	620,502			133,734	754,237
				(25,176)	(25,176)
161,978				41,227	203,205
		309,407		65,970	375,377
$ (3,088)	$ 7,547,959	$ (2,955,671)	$ (176,796)	$ 724,825	$ 5,182,962
	3,866			(3,866)	–
				162,987	162,987
	5,006				5,006
				50,874	50,874
	393,563				393,564
					(329)
	(10,360)		10,360		–
	16,839				16,839
	(749)	(12,057)		13,799	993
	103,728			(103,728)	–
		(763,881)		(153,247)	(917,128)
				(24,835)	(24,835)
9,618				2,002	11,620
		617,038		134,161	751,199
$ 6,530	$ 8,059,852	$ (3,114,571)	$ (166,436)	$ 802,972	$ 5,633,752
	9,465			(9,465)	–
				9,084	9,084
	2,095				2,095
	(6,385)				(6,385)
					(328)
	(13,000)		13,000		–
	14,018				14,018
	1,056	(131,224)	895	151,213	21,940
	36,032			(36,032)	–
		(1,030,744)		(211,497)	(1,242,241)
				(1,029)	(1,029)
(100,793)				(20,864)	(121,657)
		1,024,799		210,240	1,235,039
$ (94,263)	$ 8,103,133	$ (3,251,740)	$ (152,541)	$ 894,622	$ 5,544,288

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties and other assets. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. As discussed in Note 14, we sold our entire ownership in this joint venture to our venture partner on January 9, 2012. Additionally, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

We generate the majority of our revenues from leases with retail tenants including:

- base minimum rents,
- overage and percentage rents based on tenants' sales volume, and
- recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We also generate supplemental revenues from the following activities:

- establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,
- selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- generating interest income on cash deposits and investments in loans, including those made to related entities.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly-owned or properties where we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. On January 1, 2010, we adopted the amendment on the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. The adoption of this amendment did not have a significant impact on our financial position, results of operations, or cash flows.

Determination of the primary beneficiary of a VIE is based on whether an entity (1) has the power to direct activities that most significantly impact the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2011 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2011, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

As of December 31, 2011, we consolidated 219 wholly-owned properties and 20 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 144 properties, or the joint venture properties, using the equity method of accounting. We manage the day-to-day operations of 85 of the 144 joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties. Our investments in joint ventures in Italy, Japan, South Korea, Malaysia, and Mexico comprise 57 of the remaining 59 properties. The international properties are managed by joint ventures in which we share oversight responsibility with our partner. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which holds our interest in The Mills Limited Partnership, or Mills, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that our joint venture partner has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Weighted average ownership interest	**82.9%**	83.2%	82.4%

As of December 31, 2011 and 2010, our ownership interest in the Operating Partnership was 82.8% and 82.9%, respectively. We adjust the noncontrolling limited partners' interest at the end of each period to reflect their interest in the Operating Partnership.

Reclassifications

We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2011 presentation. These reclassifications had no impact on previously reported net income attributable to common stockholders or earnings per share.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Capitalized interest	**$ 5,815**	$ 3,715	$14,502

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy or total sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other assets could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of land and related improvements and buildings on an as-if-vacant basis,
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues,
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions, and
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related intangibles.

Discontinued Operations

We reclassify any material operations and gains or losses on disposal related to consolidated properties disposed of during the period to discontinued operations. During 2011, we reported a net loss of approximately $42.4 million, or $0.12 per diluted share, on our consolidated property disposition activity. During 2010, we reported a net gain of approximately $5.7 million upon the disposal of four retail properties. During 2009, we reported a net loss of approximately $9.8 million upon the sale of four consolidated assets. These gains and losses are reported in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income. The gains and losses on the disposition of these assets and the operating results were not significant to our consolidated results of operations.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money market deposits or securities. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable and Non-Marketable Securities

Marketable securities consist primarily of the investments of our captive insurance subsidiaries, available-for-sale securities, our deferred compensation plan investments, and certain investments held to fund the debt service requirements of debt previously secured by investment properties that have been sold.

The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or other observable inputs when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment charge is recorded and a new cost basis is established. Subsequent changes are then recognized through other comprehensive income (loss) unless another other-than-temporary impairment is deemed to have occurred.

Our investments in Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC, are accounted for as available-for-sale securities. These investments are adjusted to their quoted market price, including a related foreign exchange component, with corresponding adjustment in other comprehensive income (loss). At December 31, 2011, we owned 35.4 million shares of CSCG and CAPC. At December 31, 2011 the market value of our investments in CSCG and CAPC was $170.7 million and $100.9 million, respectively, with an aggregate net unrealized gain on these investments of approximately $39.7 million. The market value of our investments in CSCG and CAPC at December 31, 2010 was $228.4 million and $82.4 million, respectively, with an aggregate net unrealized gain of $79.0 million.

Effective May 7, 2010, CSCG and CAPC were de-merged from Liberty International PLC, or Liberty. During 2009, we recognized a non-cash charge of $140.5 million, or $0.44 per diluted share, representing an other-than-temporary impairment in fair value below the carrying value of our investment in Liberty. As a result, changes in available-for-sale securities and other in the 2009 consolidated statement of operations and comprehensive income include the reclassification of $140.5 million from accumulated other comprehensive income (loss) to earnings related to this non-cash charge. Effective July 1, 2009, we resumed marking to market our Liberty investment through other comprehensive income (loss).

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability as the amounts are fully payable to the employees that earned the compensation. Changes in value of these securities and changes to the matching liability to employees are both recognized in earnings and, as a result, there is no impact to consolidated net income.

As of December 31, 2011 and 2010, we also had investments of $24.9 million which must be used to fund the debt service requirements of mortgage debt related to investment properties that previously collateralized the debt. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

At December 31, 2011 and 2010, we had investments of $105.1 million and $72.4 million, respectively, in non-marketable securities that we account for under the cost method. We regularly evaluate these investments for any other-than-temporary decline in their estimated fair value and determined that no adjustment in the carrying value was required as of December 31, 2011 and 2010.

Total net unrealized gains as of December 31, 2011 and 2010 were approximately $41.9 million and $79.3 million, respectively, and represented the valuation and related currency adjustments for our available-for-sale marketable securities. As of December 31, 2011, we did not consider any declines in value of any of our marketable and non-marketable securities to be an other-than-temporary impairment, as these market value declines, if any, have existed for a short period of time, and, in the case of debt securities, we have the ability and intent to hold these securities to maturity.

Fair Value Measurements

We hold marketable securities that totaled $417.0 million and $511.3 million at December 31, 2011 and December 31, 2010, respectively, and are considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements and foreign currency forward contracts with a gross liability balance of $12.2 million and $27.6 million at December 31, 2011 and December 31, 2010, respectively, a gross asset balance of $14.9 million at December 31, 2011 and a nominal asset value at December 31, 2010. We also have interest rate cap agreements with nominal asset values.

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate.

Note 8 includes a discussion of the fair value of debt measured using Level 1 and Level 2 inputs. Note 4 includes a discussion of the fair values recorded in purchase accounting and impairment, using Level 2 and Level 3 inputs. Level 3 inputs to our purchase accounting and impairment include our estimations of net operating results of the property, capitalization rates and discount rates.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlets, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2011	2010
Deferred financing and lease costs, net	**$ 308,380**	$ 298,674
In-place lease intangibles, net	**200,098**	150,199
Acquired above market lease intangibles, net	**75,950**	12,466
Marketable securities of our captive insurance companies	**100,721**	90,963
Goodwill	**20,098**	20,098
Other marketable securities	**316,307**	420,356
Loans held for investment	**162,832**	395,934
Prepaids, notes receivable and other assets, net	**449,158**	406,749
	$1,633,544	$1,795,439

Deferred Financing and Lease Costs

Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2011	2010
Deferred financing and lease costs	**$ 528,273**	$ 461,315
Accumulated amortization	**(219,893)**	(162,641)
Deferred financing and lease costs, net	**$ 308,380**	$ 298,674

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs is a component of depreciation and amortization expense. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying consolidated statements of operations and comprehensive income include amortization as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Amortization of deferred financing costs	**$ 28,697**	$ 27,806	$ 20,408
Amortization of debt premiums, net of discounts	**(8,439)**	(9,066)	(10,627)
Amortization of deferred leasing costs	**43,110**	34,801	32,744

Loans Held for Investment

From time to time, we may make investments in mortgage loans or mezzanine loans of third parties that own and operate commercial real estate assets located in the United States. Mortgage loans are secured, in part, by mortgages recorded against the underlying properties which are not owned by us. Mezzanine loans are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. Loans held for investment are carried at cost, net of any premiums or discounts which are accreted or amortized over the life of the related loan receivable utilizing the effective interest method. We evaluate the collectability of both interest and principal of each of these loans quarterly to determine whether the value has been impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the loan held for investment to its estimated realizable value.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

At December 31, 2011 and 2010, we had investments in three and six mortgage and mezzanine loans, respectively, with an aggregate carrying value of $162.8 million and $395.9 million, respectively. These loans mature at various dates through October 2012 with a weighted average maturity of approximately 6 months as of December 31, 2011. Certain of these loans require interest-only payments while others require payments of interest and principal based on a 30 year amortization. Interest rates on these loans are fixed between 5.9% and 7.0% per annum with a weighted average interest rate of approximately 6.3% and approximate market rates for instruments of similar quality and duration. During 2011 and 2010, we recorded $24.3 million and $4.6 million, respectively, in interest income earned from these loans held for investment. Payments on each of these loans were current as of December 31, 2011.

On December 9, 2011, we paid consideration of $88.8 million to acquire a 50% equity interest in two real estate developments for which we had previously agreed to fund as the construction lender. The loans primarily bear interest at 7.0% and mature in May and July 2013. At December 31, 2011, the aggregate amount drawn on the loans was $50.7 million. We consolidated these assets as of the acquisition date and, accordingly, amounts drawn on the loans are eliminated in consolidation.

Intangible Assets

The average life of in-place lease intangibles is approximately 4.4 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The amount of in-place lease intangibles increased during 2010 as a result of the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, as further discussed in Note 4. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 4.0 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $134.4 million and $39.0 million as of December 31, 2011 and 2010, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2011, 2010, and 2009 was $17.6 million, $15.2 million, and $20.0 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to earnings.

Details of intangible assets as of December 31 are as follows:

	2011	2010
In-place lease intangibles	**$ 245,844**	$ 211,541
Accumulated amortization	**(45,746)**	(61,342)
In-place lease intangibles, net	**$ 200,098**	$ 150,199
Acquired above market lease intangibles	**$ 178,564**	$ 104,690
Accumulated amortization	**(102,614)**	(92,224)
Acquired above market lease intangibles, net	**$ 75,950**	$ 12,466

Estimated future amortization and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2011 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2012	$ 29,184	$ (14,212)	$ 14,972
2013	23,612	(12,717)	10,895
2014	18,300	(11,067)	7,233
2015	15,842	(9,675)	6,167
2016	14,046	(8,797)	5,249
Thereafter	33,428	(19,482)	13,946
	$ 134,412	$ (75,950)	$ 58,462

Derivative Financial Instruments

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to selectively manage or hedge the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

As of December 31, 2011, we had the following outstanding interest rate derivatives related to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	3	$485.8 million
Interest Rate Caps	3	$381.3 million

The carrying value of our interest rate swap agreements, at fair value, is a net liability balance of $10.0 million and $19.5 million at December 31, 2011 and 2010, respectively, and is included in other liabilities and accrued dividends. The interest rate cap agreements were of nominal value at December 31, 2011 and 2010 and we generally do not apply hedge accounting to these arrangements.

We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Japan and Europe. We use currency forward contracts to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen-USD or Euro-USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in US dollars for their fair value at or close to their settlement date. Approximately ¥2.6 billion remains as of December 31, 2011 for all forward contracts. We entered into Yen-USD forward contracts during 2009 for approximately ¥3 billion that we received through April 2011 and we entered into Yen-USD forward contracts during 2010 for ¥1.7 billion that we expect to receive through October 2012. In 2011, we entered into additional Yen-USD forward contracts for approximately ¥3.8 billion that we expect to receive through October 1, 2013. The December 31, 2011 net liability balance related to these forwards was $2.2 million and is included in other liabilities and accrued distributions. We have reported the changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign currency denominated receivables are also reflected in income and generally offset the amounts in earnings for these forward contracts. In 2011, we entered into a Euro-USD forward contract with a €141.3 million notional value maturing on January 31, 2012 which was designated as a net investment hedge. The December 31, 2011 asset balance related to this forward was $14.9 million and is included in deferred costs and other assets. We apply hedge accounting and the change in fair value for this Euro forward contract is reflected in other comprehensive income. Changes in the value of this hedge are offset by changes in the underlying hedged Euro-denominated joint venture investment. In connection with our sale of Gallerie Commerciali Italia, S.p.A., or GCI, as further discussed in Note 14, this hedge was terminated.

The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties and terminated hedging relationships, approximated $115.8 million and $40.1 million as of December 31, 2011 and 2010, respectively.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Noncontrolling Interests and Temporary Equity

Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2011	2010
Limited partners' interests in the Operating Partnership	**$ 953,622**	$ 983,887
Nonredeemable noncontrolling deficit interests in properties, net	**(59,000)**	(180,915)
Total noncontrolling interests reflected in equity	**$ 894,622**	$ 802,972

Net income attributable to noncontrolling interests (which includes nonredeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership, redeemable noncontrolling interests in consolidated properties, and preferred distributions payable by the Operating Partnership) is a component of consolidated net income. In addition, the individual components of other comprehensive income (loss) are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2011	2010	2009
Noncontrolling interests, beginning of period	**$ 802,972**	$ 724,825	$ 488,969
Net income attributable to noncontrolling interests after preferred distributions and income attributable to redeemable noncontrolling interests in consolidated properties	**210,240**	134,161	65,970
Distributions to noncontrolling interest holders (1)	**(212,526)**	(178,082)	(184,568)
Other comprehensive income (loss) allocable to noncontrolling interests:			
Unrealized loss on interest rate hedge agreements	**(15,814)**	(309)	(3,897)
Net loss on derivative instruments reclassified from accumulated comprehensive income (loss) into interest expense	**2,774**	2,689	2,597
Currency translation adjustments	**(1,484)**	(3,452)	(1,385)
Changes in available-for-sale securities and other	**(6,340)**	3,074	43,912
	(20,864)	2,002	41,227
Adjustment to limited partners' interest from (decreased) increased ownership in the Operating Partnership	**(36,032)**	(103,728)	162,732
Units issued to limited partners	**9,084**	213,861	174,458
Units exchanged for common shares	**(9,465)**	(3,866)	(24,033)
Noncontrolling interests in newly consolidated properties and other	**151,213**	13,799	70
Noncontrolling interests, end of period	**$ 894,622**	$ 802,972	$ 724,825

(1) The 2009 activity includes non-cash distributions of $133.7 million representing the portion of quarterly distributions paid in units of limited partnership interest in the Operating Partnership, or units.

Accumulated Other Comprehensive Income (Loss)

The components of our accumulated other comprehensive income (loss) consisted of the following as of December 31:

	2011	2010
Cumulative translation adjustments	**$ (39,820)**	$ (31,358)
Accumulated derivative losses, net	**(115,833)**	(40,069)
Net unrealized gains on marketable securities, net	**41,861**	79,292
Total accumulated other comprehensive (loss) income	**(113,792)**	7,865
Less: Accumulated other comprehensive (income) loss attributable to noncontrolling interests	**19,529**	(1,335)
Total accumulated other comprehensive (loss) income net of noncontrolling interests	**$ (94,263)**	$ 6,530

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2011 for approximately 89% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. When not reimbursed by the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the underlying activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2011 and 2010 approximated $115.1 million and $116.2 million, respectively, and are included in other liabilities and accrued dividends in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiaries is included within the "Marketable and Non-Marketable Securities" section above.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses during the following years:

	For the Year Ended December 31,		
	2011	2010	2009
Balance, beginning of period	**$31,650**	$45,187	$44,650
Consolidation of previously unconsolidated entities	**860**	426	–
Provision for credit losses	**6,505**	3,130	22,655
Accounts written off, net of recoveries	**(11,515)**	(17,093)	(22,118)
Balance, end of period	**$27,500**	$31,650	$45,187

Income Taxes

We and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require the entity to distribute at least 90% of taxable income to its owners and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If we or any of the REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that do not qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2011 and 2010, we had a net deferred tax asset of $5.6 million and $9.0 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented.

Transaction Expenses

We expense acquisition, potential acquisition and disposition related costs as they are incurred. We incurred a minimal amount of transaction expenses during the year ended December 31, 2011. During the year ended December 31, 2010, we incurred costs in connection with the Prime acquisition and other potential acquisitions, as further discussed in Note 4. In addition, during 2010, we settled, in cash, a transaction-related dispute and recorded a charge to earnings. These expenses are included within transaction expenses in the accompanying statements of operations and comprehensive income and totaled $69.0 million during the year ended December 31, 2010. During the year ended December 31, 2009, we recorded $5.7 million in transaction expenses related to costs associated with significant acquisition related activities.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2011 Acquisitions

On December 31, 2011, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. As a result, we have a 100% interest in and now consolidate the six properties we received in the distribution. The distribution resulted in a remeasurement of the distributed assets to fair value and a corresponding non-cash gain of approximately $168.3 million representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. The resulting gain and the asset and liability fair value allocation were recorded based on preliminary portfolio fair value estimates at the date of distribution and will be finalized in 2012.

On August 25, 2011, we acquired additional controlling interests of approximately 83.75% in The Plaza at King of Prussia and The Court at King of Prussia, or, collectively, King of Prussia, thereby increasing our ownership interest to 96.1%. The property is subject to a $160.1 million mortgage. The consolidation of this previously unconsolidated property resulted in a remeasurement of our previously held interest to fair value and a corresponding non-cash gain of $82.9 million.

On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a lifestyle center located in Albuquerque, New Mexico. Also, during the second quarter, we purchased an additional noncontrolling interest in an unconsolidated regional mall.

During the third quarter of 2011 we contributed a wholly-owned property to a joint venture which holds our interests in nine unconsolidated properties. The transaction effectively exchanged a portion of our interest in this previously wholly-owned property for increased ownership interests in the nine unconsolidated properties. This transaction had no material impact on the statement of operations.

The gains on the above transactions are included in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. The aggregate cash purchase price for these acquisitions was $1.18 billion. We reflected the assets and liabilities of these assets at estimated fair value at the respective acquisition dates, the majority of which was allocated to the investment property and related acquired lease intangibles. The purchase price allocation is preliminary and subject to revision within the measurement period, not to exceed one year from the date of acquisition.

2010 Acquisitions

During 2010, we acquired a controlling interest in a previously unconsolidated regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interests and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our noncontrolling interest from 31.5% to 50.4%.

On August 30, 2010, we completed the Prime acquisition, adding 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our unsecured revolving credit facility.

We recorded our acquisition of these 21 outlet centers using the acquisition method of accounting. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. The results of operations of the acquired properties have been included in our consolidated results from the date of acquisition. The purchase price allocations were finalized during the second quarter of 2011.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2009 Acquisitions

We had no consolidated property acquisitions during the year ended December 31, 2009.

2011 Dispositions

During 2011, we agreed to dispose of consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $177.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. The gains and losses on these disposals are included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2010 Dispositions

During the year ended December 31, 2010, we disposed of three retail properties with an aggregate carrying value of $91.4 million and debt obligations of $91.3 million for which we received aggregate sale proceeds of $5.8 million. The net gain on these disposals was $5.7 million and is included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2009 Dispositions

During the year ended December 31, 2009, we sold four retail properties with an aggregate carrying value of $13.7 million for which we received proceeds of $3.9 million. The net loss on these disposals totaled $9.8 million and is included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2009 Impairment

In 2009, we recorded non-cash impairment charges of $240.1 million ($228.6 million, net of a tax benefit of $5.8 million and noncontrolling interest holders' share of $5.7 million). As discussed in Note 3, this non-cash charge includes a $140.5 million other-than-temporary impairment of our investment in an available-for-sale security. In addition, the total charge includes adjustments in the carrying value of one wholly-owned and one joint venture regional mall, a write-down of five land parcels and two joint venture non-retail real estate assets, and certain predevelopment costs related to projects no longer being pursued.

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period and we consider any participating securities for purposes of applying the two-class method. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share.

	For the Year Ended December 31,		
	2011	2010	2009
Net Income attributable to Common Stockholders — Basic	**$ 1,021,462**	$ 610,424	$ 283,098
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership *from all dilutive securities and options*	**39**	97	50
Net Income attributable to Common Stockholders — Diluted	**$ 1,021,501**	$ 610,521	$ 283,148
Weighted Average Shares Outstanding — Basic	**293,504,064**	291,076,008	267,054,946
Effect of stock options	**69,408**	274,460	315,897
Effect of contingently issuable shares from stock dividends	**—**	—	1,101,307
Weighted Average Shares Outstanding — Diluted	**293,573,472**	291,350,468	268,472,150

For the year ending December 31, 2011, potentially dilutive securities include stock options, units that are exchangeable for common stock and long-term incentive performance, or LTIP units, granted under our long-term incentive performance programs that are convertible into units and exchangeable for common stock. The only securities that had a dilutive effect for the year ended December 31, 2011 and 2010 were stock options. The only securities that had a dilutive effect for the year ended December 31, 2009 were stock options and contingently issuable shares from stock dividends.

We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Total dividends paid per common share	**$3.50**	$2.60	$2.70
Percent taxable as ordinary income	**98.30%**	53.82%	99.3%
Percent taxable as long-term capital gains	**1.70%**	39.68%	0.7%
Percent nontaxable as return of capital	**—**	6.50%	—
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2011	2010
Land	**$ 3,136,981**	$ 2,929,054
Buildings and improvements	**26,196,349**	24,263,169
Total land, buildings and improvements	**29,333,330**	27,192,223
Furniture, fixtures and equipment	**323,716**	316,512
Investment properties at cost	**29,657,046**	27,508,735
Less – accumulated depreciation	**8,388,130**	7,711,304
Investment properties at cost, net	**$ 21,268,916**	$ 19,797,431
Construction in progress included above	**$ 464,076**	$ 125,227

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio of properties. We held joint venture ownership interests in 87 properties in the United States as of December 31, 2011 and 101 properties as of December 31, 2010. As discussed in Note 14, on January 9, 2012, we sold our interest in GCI which owned 45 shopping centers in Italy. As of December 31, 2011, we also held interests in eight joint venture properties in Japan, two joint venture properties in South Korea, one joint venture property in Mexico, and one joint venture property in Malaysia. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which could result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

In May 2010, Opry Mills, a property in which we have a 50% interest through our SPG-FCM joint venture, sustained significant flood damage and substantially all of the property remains closed. Insurance proceeds of $50 million have been funded by the insurers and remediation work has been completed. The excess insurance carriers (those providing coverage above $50 million) have denied the joint venture's claim under the policy for additional proceeds (of up to $150 million) to pay further amounts for restoration costs and business interruption losses. We have obtained additional financing of $120 million from the existing mortgage lenders and, in April 2011, commenced rebuilding the center with an expected opening in March of 2012. We and our lenders are continuing our efforts through pending litigation to recover our losses under the excess insurance policies for Opry Mills and we believe recovery is probable, but no assurances can be made that our efforts to recover these funds will be successful.

On December 31, 2011, as further discussed in Note 4, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. The results of operations of these properties are now presented as income from discontinued joint venture interests and the non-cash gain recorded upon distribution to the partners is presented within gain on sale or disposal of assets and interests in unconsolidated entities in the "Summary Financial Information" below.

Loans to SPG-FCM

The Operating Partnership has a loan to SPG-FCM with an outstanding balance of $651.0 million as of December 31, 2011 and 2010. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 7, 2012. During 2011, 2010 and 2009, we recorded approximately $9.8 million, $9.9 million and $9.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2011, 2010 and 2009, of approximately $1.0 million, $0.9 million and $3.7 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM.

International Joint Venture Investments

We conduct our international operations through joint venture arrangements and account for all of our international joint venture investments using the equity method of accounting.

European Joint Ventures. At December 31, 2011, we had a 49.0% ownership interest in GCI, a joint venture with Auchan S.A., which owned 45 properties located in Italy. The carrying amount of our investment in GCI was $331.9 million and $330.1 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss). As discussed in Note 14, we sold our entire interest in GCI to our venture partner on January 9, 2012.

On July 15, 2010, we and our partner in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through a joint venture with Mitsubishi Estate Co., Ltd. We have a 40.0% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $349.5 million and $340.8 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in South Korea through a joint venture with Shinsegae International Co. We have a 50.0% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $43.8 million and $35.7 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss).

In December 2009, we recognized a loss on our 32.5% interest in shopping centers operating or under development in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million which is included in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the 2009 consolidated statement of operations and comprehensive income.

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follows. The statement of operations for the year ended December 31, 2010 includes amounts related to our investment in Simon Ivanhoe which was sold on July 15, 2010 and GCI which was sold on January 9, 2012. We acquired additional controlling interests in King of Prussia on August 25, 2011, and as a result, this previously unconsolidated property is now a consolidated property as of the acquisition date. Balance sheet information for the joint ventures is as follows:

	December 31, 2011	December 31, 2010
BALANCE SHEETS		
Assets:		
Investment properties, at cost	**$ 20,481,657**	$ 21,236,594
Less — accumulated depreciation	**5,264,565**	5,126,116
	15,217,092	16,110,478
Cash and cash equivalents	**806,895**	802,025
Tenant receivables and accrued revenue, net	**359,208**	353,719
Investment in unconsolidated entities, at equity	**133,576**	158,116
Deferred costs and other assets	**526,101**	525,024
Total assets	**$ 17,042,872**	$ 17,949,362
Liabilities and Partners' (Deficit) Equity:		
Mortgages and other indebtedness	**$ 15,582,321**	$ 15,937,404
Accounts payable, accrued expenses, intangibles, and deferred revenue	**775,733**	748,245
Other liabilities	**981,711**	961,284
Total liabilities	**17,339,765**	17,646,933
Preferred units	**67,450**	67,450
Partners' (deficit) equity	**(364,343)**	234,979
Total liabilities and partners' (deficit) equity	**$ 17,042,872**	$ 17,949,362
Our Share of:		
Partners' (deficit) equity	**$ (32,000)**	$ 146,578
Add: Excess Investment	**714,515**	757,672
Our net Investment in Joint Ventures	**$ 682,515**	$ 904,250

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

As of December 31, 2011, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2012	$ 2,746,336
2013	1,875,642
2014	1,925,553
2015	2,116,162
2016	1,462,915
Thereafter	5,448,606
Total principal maturities	15,575,214
Net unamortized debt premiums and discounts	7,107
Total mortgages and other indebtedness	$ 15,582,321

This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 0.49% to 9.35% and a weighted average rate of 5.02% at December 31, 2011.

	For the Year Ended December 31, 2011	2010	2009
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$ 1,844,774**	$ 1,810,581	$ 1,813,180
Overage rent	**161,993**	143,018	127,561
Tenant reimbursements	**862,211**	870,555	903,009
Other income	**175,430**	214,728	168,239
Total revenue	**3,044,408**	3,038,882	3,011,989
Operating Expenses:			
Property operating	**602,989**	595,733	614,968
Depreciation and amortization	**737,865**	752,014	760,068
Real estate taxes	**220,955**	230,326	234,506
Repairs and maintenance	**76,258**	92,490	98,197
Advertising and promotion	**57,703**	55,952	58,261
Provision for credit losses	**8,648**	3,934	14,935
Impairment charge	**—**	—	17,268
Other	**227,703**	209,635	181,693
Total operating expenses	**1,932,121**	1,940,084	1,979,896
Operating Income	**1,112,287**	1,098,798	1,032,093
Interest expense	**(813,433)**	(812,886)	(826,951)
Loss from unconsolidated entities	**(4,644)**	(840)	(4,739)
Impairment charge from investments in unconsolidated entities	**—**	(16,671)	—
Income from Continuing Operations	**294,210**	268,401	200,403
Income from discontinued joint venture interests	**48,154**	63,108	58,169
Gain on sale or disposal of assets and interests in unconsolidated entities, net	**347,640**	39,676	—
Net Income	**$ 690,004**	$ 371,185	$ 258,572
Third Party Investors' Share of Net Income	**$ 384,384**	$ 234,799	$ 170,265
Our Share of Net Income	**305,620**	136,386	88,307
Amortization of Excess Investment	**(50,562)**	(48,329)	(55,690)
Our Share of Gain on Sale or Disposal of Assets and Interests in Unconsolidated Entities, net	**(173,820)**	(20,305)	—
Our Share of Impairment Charge from Investments in Unconsolidated Entities	**—**	8,169	7,603
Income from Unconsolidated Entities	**$ 81,238**	$ 75,921	$ 40,220

2011 Dispositions

In April 2011 we disposed of our interest in an unconsolidated regional mall, resulting in a gain of $7.8 million. This gain is reported in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

2010 Impairment

In December 2010, we recognized an $8.2 million non-cash impairment charge representing our share of impairment on a joint venture investment in a property in Italy for which the decline in value below our carrying amount was deemed other-than-temporary.

2009 Impairment

In December 2009 we recognized non-cash impairment charges of $7.6 million representing our share of impairment charges on joint venture properties. These charges represent adjustments to the carrying value of certain parcels of land and the write-off of predevelopment costs related to certain projects no longer being pursued. In addition, in December 2009 we recognized $35.1 million of impairment charges for investments in certain unconsolidated entities including one regional mall and two non-retail real estate assets for which declines in value below our carrying amount were deemed other-than-temporary.

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2011	2010
Fixed-Rate Debt:		
Mortgages and other notes, including $54,250 and $31,614 net premiums, respectively. Weighted average interest and maturity of 6.05% and 4.7 years at December 31, 2011.	$ 5,566,600	$ 5,485,659
Unsecured notes, including $29,178 and $26,586 net discounts, respectively. Weighted average interest and maturity of 5.76% and 6.8 years at December 31, 2011.	10,640,775	9,985,886
Total Fixed-Rate Debt	16,207,375	15,471,545
Variable-Rate Debt:		
Mortgages and other notes, at face value. Weighted average interest and maturity of 1.74% and 0.8 years at December 31, 2011.	1,286,401	1,143,578
Credit Facility (see below)	952,664	858,637
Total Variable-Rate Debt	2,239,065	2,002,215
Total Mortgages and Other Indebtedness	$18,446,440	$ 17,473,760

General. Our unsecured debt contains financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2011, we are in compliance with all covenants of our unsecured debt.

At December 31, 2011, we or our subsidiaries are the borrowers under 89 non-recourse mortgage notes secured by mortgages on 89 properties, including 10 separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 44 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt contains financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2011, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, results of operations or cash flows.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Unsecured Debt

At December 31, 2011, our unsecured debt consisted of $10.7 billion of senior unsecured notes of the Operating Partnership and $952.7 million outstanding under our $4.0 billion unsecured credit facility, or the Credit Facility. The December 31, 2011 balance included $287.7 million (U.S. dollar equivalent) of Yen-denominated borrowings. On December 31, 2011, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility. The maximum outstanding balance of the Credit Facility or the predecessor facility during the year ended December 31, 2011 was $1.8 billion and the weighted average outstanding balance was approximately $1.1 billion. Letters of credit of approximately $36.0 million were outstanding under the Credit Facility as of December 31, 2011.

On October 5, 2011, we replaced our previous unsecured revolving credit facility and entered into the new Credit Facility, which provides an initial borrowing capacity of $4.0 billion, which can be increased at our option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points and an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

During the year ended December 31, 2011, the Operating Partnership redeemed at par $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25%. In addition, on November 10, 2011, we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

Secured Debt

Total secured indebtedness was $6.8 billion and $6.6 billion at December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, we repaid $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties.

As a result of the acquisition of additional interest in King of Prussia in August 2011 as further discussed in Note 4, we now own a controlling interest in this property and, accordingly, we consolidated the property as of the acquisition date, including the property's $160.1 million mortgage debt.

As discussed in Note 4, on December 31, 2011, we consolidated six properties we received as a distribution from a joint venture of its interests in a portfolio of properties. Four of these properties are encumbered by mortgages totaling $459.0 million.

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2011 are as follows:

2012	$ 1,564,661
2013	1,211,305
2014	1,792,649
2015	1,692,886
2016	4,604,813
Thereafter	7,555,054
Total principal maturities	18,421,368
Net unamortized debt premium and other	25,072
Total mortgages and other indebtedness	$18,446,440

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Cash paid for interest	**$ 979,436**	$1,015,989	$ 994,688

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

The fair value of our interest rate swap agreements is a net liability balance of $10.0 million and $19.5 million at December 31, 2011 and 2010, respectively, and is included in other liabilities and accrued dividends. The interest rate cap agreements were of nominal value at December 31, 2011 and 2010 and we generally do not apply hedge accounting to these arrangements. In addition, the unamortized loss of our treasury locks and terminated hedges recorded in accumulated other comprehensive income (loss) was $89.7 million as of December 31, 2011. As of December 31, 2011, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $381.3 million which mature in July 2013 and June 2014, and
- fixed rate swap agreements with a notional amount of $485.8 million which have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58%.

Within the next year, we expect to reclassify to earnings approximately $21.2 million of losses related to active and terminated interest rate swaps from the current balance held in accumulated other comprehensive income (loss). The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not significant.

Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive income (loss) as of December 31, 2011 and 2010 is our share of the joint ventures' accumulated derivative losses of $14.0 million and $20.9 million, respectively.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The book value of our consolidated fixed-rate mortgages and other indebtedness was $15.9 billion and $14.8 billion as of December 31, 2011 and 2010, respectively. The fair values of these financial instruments and the related discount rate assumptions as of December 31 are summarized as follows:

	2011	2010
Fair value of fixed-rate mortgages and other indebtedness	**$17,905**	$16,087
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	**3.60%**	4.46%

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under non-cancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2011 are as follows:

2012	$ 2,273,866
2013	2,049,321
2014	1,833,426
2015	1,575,756
2016	1,328,790
Thereafter	3,445,759
	$ 12,506,918

Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. EQUITY

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. The holders of our Class B common stock have the right to elect up to four members of the Board of Directors. All 8,000 outstanding shares of the Class B common stock are subject to two voting trusts as to which Herbert Simon and David Simon are the trustees. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the occurrence of certain events and can be converted into shares of common stock at the option of the holders.

Common Stock Issuances

In 2011, we issued 584,432 shares of common stock to 31 limited partners in exchange for an equal number of units.

We issued 324,720 shares of common stock related to employee and director stock options exercised during 2011. We used the net proceeds from the option exercises of approximately $9.6 million to acquire additional units. The Operating Partnership used the net proceeds for general business purposes.

On December 9, 2011, the Operating Partnership issued 73,428 units in connection with the acquisition of a 50% interest in two development properties as discussed in Note 3.

Temporary Equity

We classify as temporary equity those securities for which there is the possibility that we could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, we classify one series of preferred units of the Operating Partnership and noncontrolling redeemable interests in properties in temporary equity. Each of these securities is discussed further below.

Limited Partners' Preferred Interest in the Operating Partnership and Noncontrolling Redeemable Interests in Properties. The following table summarizes the preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The redemption features the preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, this series of preferred units in the Operating Partnership remains classified outside permanent equity. The remaining interest in a property or portfolio of properties which are redeemable at the option of the holder or in circumstances that may be outside our control, are accounted for as temporary equity. The carrying amount of the noncontrolling interest is adjusted to the redemption amount assuming the instrument is redeemable at the balance sheet date. Changes in the redemption value of the underlying noncontrolling interest are recorded within accumulated deficit. There are no noncontrolling interests redeemable at amounts in excess of fair value.

	2011	2010
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	**$ 25,537**	$ 25,537
Other noncontrolling redeemable interests in properties	**242,408**	59,932
Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	**$267,945**	$ 85,469

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.50% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

Permanent Equity

Preferred Stock. Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

Series J 8⅜% Cumulative Redeemable Preferred Stock. Dividends accrue quarterly at an annual rate of 8⅜% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million. The unamortized premium included in the carrying value of the preferred stock at December 31, 2011 and 2010 was $5.2 million and $5.5 million, respectively.

Other Equity Activity

Notes Receivable from Former CPI Stockholders. Notes receivable of $15.8 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase units for cash in an amount equal to the fair market value of such shares. Annual stock incentive programs were approved each year from 2001 until 2009 when no program was established.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors, or the Committee. The Committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the Committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the Committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards for Eligible Directors. Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of other standing committees). The Lead Independent Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of restricted stock are delivered to the former director.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

Stock Based Compensation

On March 16, 2010, the Committee approved three long-term incentive performance programs, or the 2010 LTIP programs, for certain senior executive officers. Awards under the 2010 LTIP programs take the form of LTIP units, a form of limited partnership interest issued by the Operating Partnership. During the performance period, participants are entitled to receive on the LTIP units awarded to them distributions equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP units as participating securities under the two-class method of computing earnings per share. Awarded LTIP units will be considered earned, in whole or in part, depending upon the extent to which the applicable total shareholder return, or TSR, benchmarks, as defined, are achieved during the performance period and, once earned, will become the equivalent of units after a two year service based vesting period, beginning after the end of the performance period. Awarded LTIP units not earned are forfeited.

The 2010 LTIP programs have one, two and three year performance periods, which end on December 31, 2010, 2011 and 2012, respectively. During July 2011, the Committee approved a three-year long-term incentive performance program, or the 2011-2013 LTIP program, and awarded LTIP units to certain senior executive officers. The 2011-2013 LTIP program has a three year performance period ending on December 31, 2013. After the end of each performance period, any earned LTIP units will then be subject to service based-vesting over a period of two years. One-half of the earned LTIP units will vest on January 1 of each of the second and third years following the end of the applicable performance period, subject to the participant maintaining employment with us through those dates.

The 2010 LTIP program awards have an aggregate grant date fair value, adjusted for estimated forfeitures, of $7.2 million for the one-year program, $14.8 million for the two-year program and $23.0 million for the three-year program. The 2011-2013 LTIP program awards have an aggregate grant date fair value of $35.0 million, adjusted for estimated forfeitures. Grant date fair values were estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the TSR benchmarks are achieved. The grant date fair values are being amortized into expense over the period from the grant date to the date at which the awards, if any, become vested. In 2011, the Committee determined that 133,673 LTIP units were earned under the one-year 2010 LTIP program and, pursuant to the award agreements, will vest in two equal installments in 2012 and 2013.

On July 6, 2011, in connection with the execution of an employment agreement, the Committee granted David Simon, our Chairman and CEO, a retention award in the form of a new series of 1,000,000 LTIP units. The retention award vests in one-third increments on July 5th of 2017, 2018 and 2019, subject to continued employment. The grant date fair value of the retention award was $120.3 million which is being recognized as expense over the eight-year vesting period on a straight-line basis.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the Committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2011 a total of 5,226,247 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2011	2010	2009
Restricted stock shares awarded during the year, net of forfeitures	**116,885**	116,726	254,227
Weighted average fair value of shares granted during the year	**$110.12**	$ 85.17	$ 29.44
Amortization expense	**$14,018**	$16,839	$22,870

Stock Options. Information relating to employee options from December 31, 2008 through December 31, 2011 is as follows:

	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2008	724,632	$ 30.18
Granted	—	—
Exercised	(181,850)	25.52
Forfeited	(37,100)	70.73
Shares under option at December 31, 2009	505,682	$ 28.88
Granted	—	—
Exercised, none were forfeited during the period	(178,683)	23.03
Shares under option at December 31, 2010	326,999	$ 29.75
Granted	—	—
Exercised, none were forfeited during the period	(324,720)	29.61
Shares under option at December 31, 2011	2,279	$ 50.17

All 2,279 options outstanding at December 31, 2011, have an exercise price of $50.17 and a weighted average life of 2.17 years.

No stock options were granted to any non-employee director and there were no stock options previously awarded to non-employee directors that were outstanding from December 31, 2008 through December 31, 2011.

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2011, we had reserved 61,668,104 shares of common stock for possible issuance upon the exchange of units, stock options, and Class B common stock and certain convertible preferred stock.

11. COMMITMENTS AND CONTINGENCIES

Litigation

We are involved from time-to-time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2011, a total of 32 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2013 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31,		
	2011	2010	2009
Ground lease expense	**$42,284**	$36,750	$32,086

Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2012	$ 26,193
2013	26,627
2014	26,593
2015	27,272
2016	27,442
Thereafter	851,184
	$ 985,311

Insurance

We maintain insurance coverage with third party carriers who provide a portion of the coverage for specific layers of potential losses including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States. The initial portion of coverage not provided by third party carriers is either insured through our wholly-owned captive insurance companies, Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd., or other financial arrangements controlled by us. The third party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through our captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks where we operate could adversely affect our property values, revenues, consumer traffic and tenant sales.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2011 and 2010, the Operating Partnership guaranteed joint venture related mortgage or other indebtedness of $30.2 million and $60.7 million, respectively. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlets, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 516 of the approximately 1,323 anchor stores in the properties as of December 31, 2011. An affiliate of one of these retailers is a limited partner in the Operating Partnership. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Limited Life Partnerships

We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2011 and 2010 as approximately $140 million and $135 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,		
	2011	**2010**	**2009**
Amounts charged to unconsolidated joint ventures	**$125,306**	$118,905	$120,866
Amounts charged to properties owned by related parties	**4,353**	4,308	4,522

During 2011, 2010 and 2009, we recorded interest income of $9.8 million, $9.9 million and $9.3 million, respectively, and financing fee income of $1.0 million, $0.9 million and $3.7 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2011 and 2010 data is summarized in the table below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Total revenue	**$1,019,874**	**$1,040,861**	**$1,074,360**	**$1,171,337**
Operating income	**450,890**	**467,572**	**483,598**	**533,082**
Consolidated income from continuing operations	**219,666**	**250,522**	**333,781**	**441,931**
Net income available to common stockholders	**179,412**	**205,121**	**274,000**	**362,929**
Net income per share — Basic	**$ 0.61**	**$ 0.70**	**$ 0.93**	**$ 1.24**
Net income per share — Diluted	**$ 0.61**	**$ 0.70**	**$ 0.93**	**$ 1.24**
Weighted average shares outstanding	**293,080,205**	**293,367,771**	**293,735,663**	**293,821,920**
Diluted weighted average shares outstanding	**293,290,496**	**293,402,353**	**293,758,135**	**293,832,555**
2010				
Total revenue	$ 925,071	$ 933,566	$ 979,275	$ 1,119,718
Operating income	426,916	415,467	397,794	504,062
Consolidated income from continuing operations	20,754	185,152	280,532	267,076
Net income available to common stockholders	9,373	152,504	230,624	217,923
Net income per share — Basic	$ 0.03	$ 0.52	$ 0.79	$ 0.74
Net income per share — Diluted	$ 0.03	$ 0.52	$ 0.79	$ 0.74
Weighted average shares outstanding	286,124,631	292,323,804	292,830,418	292,931,101
Diluted weighted average shares outstanding	286,438,373	292,613,735	293,089,128	293,160,767

14. SUBSEQUENT EVENTS

At December 31, 2011, we had a 49.0% ownership interest in GCI which owned 45 properties located in Italy. On January 9, 2012, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A. The aggregate cash we received related to the sale of our interest in GCI was $378.0 million. We expect to record a gain on the sale in the first quarter of 2012.


TOTAL RETURN PERFORMANCE
December 31, 2006 to December 31, 2011
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

(In Dollars)	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/2011
Simon Property Group, Inc	100	88.66	56.79	89.73	115.23	153.90
FTSE NAREIT Equity REIT Index	100	84.31	52.50	67.20	85.98	93.10
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76

The line graph above compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2006 through December 31, 2011. The graph assumes an investment of $100 on December 31, 2006, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.

PROPERTIES
at December 31, 2011

Regional Malls

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Shops at Montebello[M], The Montebello (Los Angeles)
Stanford Shopping Center, Palo Alto (San Jose)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, Miami Beach (Miami)
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami)
Coconut Point, Estero
Coral Square, Coral Springs (Miami)
Cordova Mall, Pensacola
Dadeland Mall, Miami
DeSoto Square, Bradenton
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale[M], The, Fort Lauderdale (Miami)
Gulf View Square, Port Richey (Tampa)
Indian River Mall, Vero Beach
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Port Charlotte Town Center, Port Charlotte
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa)

Georgia
Gwinnett Place[(1)], Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
Southern Hills Mall, Sioux City

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI)
Greendale Mall, Worcester (Boston)
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Michigan
Novi Town Center[M], Novi (Detroit)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Fox Run Mall[M], Newington (Boston, MA)
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua

New Jersey
Brunswick Square, East Brunswick (New York)
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood
Jefferson Valley Mall, Yorktown Heights (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Shops, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
King of Prussia - The Pavilion[M], King of Prussia (Philadelphia)
King of Prussia - The Plaza & The Court, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall
Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Domain, The, Austin
Firewheel Town Center, Garland (Dallas)
Galleria Dallas[M], Dallas
Houston Galleria, Houston
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)
Longview Mall, Longview
Midland Park Mall, Midland
North East Mall, Hurst (Dallas)
Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

PROPERTIES
at December 31, 2011

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Virginia Center Commons, Glen Allen

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

Premium Outlets*

California
Camarillo Premium Outlets, Camarillo (Los Angeles)
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Palm Springs)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Las Americas Premium Outlets, San Diego
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma (San Francisco)
Pismo Beach Premium Outlets, Pismo Beach
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton

Florida
Ellenton Premium Outlets, Ellenton (Tampa)
Orlando Premium Outlets – International Dr, Orlando
Orlando Premium Outlets – Vineland Ave, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonsville)

Georgia
Calhoun Premium Outlets, Calhoun
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh (Indianapolis)
Lighthouse Place Premium Outlets, Michigan City (Chicago, IL)

Maine
Kittery Premium Outlets, Kittery

Maryland
Hagerstown Premium Outlets, Hagerstown (Baltimore/Washington, D.C.)
Queenstown Premium Outlets, Queenstown (Baltimore)

Massachusetts
Lee Premium Outlets, Lee
Wrentham Village Premium Outlets, Wrentham (Boston)

Michigan
Birch Run Premium Outlets, Birch Run (Detroit)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Mississippi
Gulfport Premium Outlets, Gulfport

Missouri
Osage Beach Premium Outlets, Osage Beach

Nevada
Las Vegas Premium Outlets – North, Las Vegas
Las Vegas Premium Outlets – South, Las Vegas

New Jersey
Jackson Premium Outlets, Jackson (New York)
Jersey Shore Premium Outlets, Tinton Falls (New York)
Liberty Village Premium Outlets, Flemington (New York)

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley (New York)

North Carolina
Carolina Premium Outlets, Smithfield (Raleigh)

Ohio
Aurora Farms Premium Outlets, Aurora (Cleveland)
Cincinnati Premium Outlets, Monroe (Cincinnati)

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville
Grove City Premium Outlets, Grove City (Pittsburgh)
Philadelphia Premium Outlets, Limerick (Philadelphia)

Puerto Rico
Puerto Rico Premium Outlets, Barceloneta

South Carolina
Gaffney Premium Outlets, Gaffney (Greenville/Charlotte)

Tennessee
Lebanon Premium Outlets, Lebanon (Nashville)

Texas
Allen Premium Outlets, Allen (Dallas)
Houston Premium Outlets, Cypress (Houston)
Rio Grande Valley Premium Outlets, Mercedes (McAllen)
Round Rock Premium Outlets, Round Rock (Austin)
San Marcos Premium Outlets, San Marcos (Austin/San Antonio)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington, D.C.)
Williamsburg Premium Outlets, Williamsburg

Washington
North Bend Premium Outlets, North Bend (Seattle)
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek (Milwaukee)
Pleasant Prairie Premium Outlets, Pleasant Prairie (Chicago, IL/Milwaukee)

Community/Lifestyle Centers

Connecticut
Plaza at Buckland Hills, The, Manchester

Florida
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Pier Park, Panama City Beach
Royal Eagle Plaza, Coral Springs (Miami)
Terrace at The Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis, MO)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Clay Terrace, Carmel (Indianapolis)
Greenwood Plus, Greenwood (Indianapolis)
Hamilton Town Center, Noblesville (Indianapolis)
Keystone Shoppes, Indianapolis
Markland Plaza, Kokomo
Muncie Towne Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Commons, Rockaway (New York)
Rockaway Town Plaza, Rockaway (New York)

New Mexico
ABQ Uptown, Albuquerque

New York
Cobblestone Court, Victor

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary
North Ridge Shopping Center, Raleigh

Ohio
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Pennsylvania
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Texas
Arboretum, Austin
Gateway Center, Austin
Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Palms Crossing, McAllen
Richardson Square, Richardson (Dallas)
Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas)
Wolf Ranch, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

The Mills Portfolio
The Mills*
Arizona
Arizona Mills, Tempe (Phoenix)

California
Great Mall, Milpitas (San Jose)
Ontario Mills, Ontario (Riverside)
Outlets at Orange, The, Orange (Los Angeles)

Colorado
Colorado Mills, Lakewood (Denver)

Florida
Sawgrass Mills, Sunrise (Miami)

Georgia
Discover Mills, Lawrenceville (Atlanta)

Illinois
Gurnee Mills, Gurnee (Chicago)

Maryland
Arundel Mills, Hanover (Baltimore)

Missouri
St. Louis Mills, Hazelwood (St. Louis)

North Carolina
Concord Mills, Concord (Charlotte)

Pennsylvania
Franklin Mills, Philadelphia

Tennessee
Opry Mills, Nashville

Texas
Grapevine Mills, Grapevine (Dallas)
Katy Mills, Katy (Houston)

Virginia
Potomac Mills, Woodbridge (Washington, D.C.)

The Mills Portfolio
Regional Malls
California
Del Amo Fashion Center, Torrance (Los Angeles)
Hilltop Mall, Richmond (San Francisco)
Stoneridge Shopping Center, Pleasanton (San Francisco)

Delaware
Dover Mall, Dover

Florida
Falls, The, Miami

Louisiana
Esplanade, The, Kenner (New Orleans)

Maryland
Lakeforest Mall, Gaithersburg (Washington, D.C.)
Marley Station, Glen Burnie (Baltimore)

Michigan
Briarwood Mall, Ann Arbor

Minnesota
Southdale Center, Edina (Minneapolis)

Mississippi
Northpark Mall, Ridgeland

New Jersey
Shops at Riverside, The, Hackensack (New York)

Nevada
Meadowood Mall, Reno

New York
Galleria at White Plains, The, White Plains (New York)

Ohio
Mall at Tuttle Crossing, The, Dublin (Columbus)

Wisconsin
Southridge Mall, Greendale (Milwaukee)

The Mills Portfolio
Community Centers
Colorado
Denver West Village, Lakewood (Denver)

Maryland
Arundel Mills Marketplace, Hanover (Baltimore)

North Carolina
Concord Mills Marketplace, Concord (Charlotte)

Pennsylvania
Liberty Plaza, Philadelphia

Other
Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville
Florida Keys Outlet Center, Florida City
Naples Outlet Center, Naples
Outlet Marketplace, Orlando
University Town Plaza[(2)], Pensacola

Illinois
Huntley Outlet Center, Huntley

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown

Missouri
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

New York
Mall at the Source, The, Westbury (New York)
Shops at Nanuet, The[(2)], Nanuet (New York)

International Properties[(3)]
Japan
Ami Premium Outlets, Ami (Tokyo)
Gotemba Premium Outlets, Gotemba City (Tokyo)
Kobe-Sanda Premium Outlets, Kobe (Osaka)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Sendai - Izumi Premium Outlets, Izumi Park Town (Sendai)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Fukuoka (Kyushu)

Malaysia
Johor Premium Outlets, Johor (Singapore)

Mexico
Premium Outlets Punta Norte, Mexico City

Korea
Yeoju Premium Outlets, Yeoju (Seoul)
Paju Premium Outlets, Paju (Seoul)

M Managed by Simon (not owned)
(1) Disposed of our interest in this asset in January 2012.
(2) Center is undergoing a major redevelopment.
(3) We sold our interest in GCI on January 9, 2012 (45 shopping centers in Italy).

BOARD OF DIRECTORS

MELVYN E. BERGSTEIN

Chairman of Diamond Management & Technology Consultants, Inc. ("Diamond"), a management and advisory firm, from 2006 until November 2010 at which time Diamond was sold to PricewaterhouseCoopers LLC. Mr. Bergstein previously served as Chairman and Chief Executive Officer of Diamond and its predecessors, Diamondcluster, Inc. and Diamond Technology Partners, Inc. since its founding in 1994. From 1968 to 1989, Mr. Bergstein served in several capacities with Arthur Andersen & Co.'s consulting division (now Accenture). Director since 2001. Age 70

LINDA WALKER BYNOE

President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds and also serves on the Board of Trustees of Equity Residential. Director since 2003. Ms. Bynoe is not standing for reelection to the Board of Directors. Age 59

LARRY C. GLASSCOCK

Former Chairman of WellPoint, Inc., a healthcare insurance company, from November 2005 to March 2010. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from 2004 to 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from 2003 to 2004 and served as President and Chief Executive Officer of Anthem, Inc. from 2001 to 2003. Mr. Glasscock serves as a director of Zimmer Holdings, Inc., Sprint Nextel Corporation and Sysco Corporation. Director since 2010. Age 63

KAREN N. HORN, PH.D.

Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn has served as Senior Managing Director of Brock Capital Group, a corporate advisory and investment banking firm, since 2003 and serves as a director of Eli Lilly and Company, Norfolk Southern Corporation and T. Rowe Price Mutual Funds. She is also Vice Chairman of the U.S.-Russia Foundation, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 68

ALLAN HUBBARD

Co-Founder and Chief Executive Officer of E&A Industries, Inc., a privately-held holding company which acquires and operates established manufacturing companies. Mr. Hubbard served as Assistant to the President for Economic Policy and director of the National Economic Council for the George W. Bush administration. He also served as Executive Director of the President's Council of Competitiveness for the George H.W. Bush administration. Mr. Hubbard serves as a director of PIMCO Equity Series and PIMCO Equity Series VIT. Director since 2009. Age 64

REUBEN S. LEIBOWITZ

Managing Member of JEN Partners, a private equity firm, since 2005. Mr. Leibowitz was a Managing Director of Warburg Pincus from 1984 to 2005. He serves as a director of AV Homes Inc. Mr. Leibowitz was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 64

DAVID SIMON

Chairman of the Board of Simon Property Group, Inc. since 2007 and Chief Executive Officer of the Company since 1995. Mr. Simon was President of the Company from 1993 to 1996. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990 and an Associate at First Boston Corp. from 1985 to 1988. Director since 1993. Age 50

HERBERT SIMON

Chairman Emeritus of the Board of Simon Property Group, Inc. since 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to 2007 and Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon serves as a director of The Cheesecake Factory Incorporated. He also serves on the Board of Governors for the National Basketball Association and as Chairman of the Board of Directors of Melvin Simon & Associates, Inc., the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 77

DANIEL C. SMITH, PH.D.

Professor of Marketing and Dean, Kelley School of Business, Indiana University, since 2005. Mr. Smith joined the faculty of the Kelley School in 1996 and has served as Chair of the MBA Program, Chair of the Marketing Department and Associate Dean of Academic Affairs. Director since 2009. Age 54

J. ALBERT SMITH, JR.

President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 71

RICHARD S. SOKOLOV

President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation, in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 62

Audit Committee:

J. Albert Smith, Jr., Chairman, Melvyn E. Bergstein, Larry C. Glasscock, Reuben S. Leibowitz

Compensation Committee:

Reuben S. Leibowitz, Chairman, Melvyn E. Bergstein, Allan Hubbard, Daniel C. Smith, Ph.D.

Governance and Nominating Committee:

Karen N. Horn, Ph.D., Chairman, Linda Walker Bynoe, Larry C. Glasscock, Allan Hubbard, Daniel C. Smith, Ph.D.

Lead Independent Director:

J. Albert Smith, Jr.

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

David Simon
Chairman and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

James M. Barkley
Secretary and General Counsel

Stephen E. Sterrett
Senior Executive Vice President and Chief Financial Officer

John Rulli
Senior Executive Vice President and Chief Administrative Officer

Andrew Juster
Executive Vice President and Treasurer

Steve Broadwater
Senior Vice President and Chief Accounting Officer

Mikael Thygesen
Chief Marketing Officer and President - Simon Brand Ventures

Steven E. Fivel
Assistant General Counsel and Assistant Secretary

MALLS

David J. Contis
Senior Executive Vice President and President

Gary Lewis
Senior Executive Vice President - Leasing

Bruce Tobin
Senior Executive Vice President - Leasing

Vicki Hanor
Executive Vice President - Leasing

Butch Knerr
Executive Vice President - Leasing

Barney Quinn
Executive Vice President - Leasing

Sharon Polonia
Executive Vice President - Leasing

Michael E. McCarty
Executive Vice President - Development

Timothy G. Earnest
Executive Vice President - Management

David L. Campbell
Senior Vice President - Finance

PREMIUM OUTLETS

John R. Klein
President

Richard N. Lewis
Executive Vice President - Leasing

Mark J. Silvestri
Executive Vice President - Development

Leslie Swanson
Senior Vice President - Management

THE MILLS

Gregg M. Goodman
President

Gary Duncan
Executive Vice President - Leasing

Paul C. Fickinger
Executive Vice President - Management

COMMUNITY/LIFESTYLE CENTERS

Myles H. Minton
President

Paul S. Ajdaharian
Senior Vice President - Leasing

Kevin A. Sims
Senior Vice President - Development

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204
317-636-1600

TRANSFER AGENT AND REGISTRAR
Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

Computershare Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

800-454-9768

TDD for Hearing Impaired:	800-231-5469
Foreign Stockholders:	201-680-6578
TDD for Foreign Stockholders:	201-680-6610

www.bnymellon.com/shareowner/equityaccess

INVESTOR SERVICES PROGRAM
Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, Computershare Shareowner Services (800-454-9768 or www.bnymellon.com/shareowner/equityaccess).

WEBSITE
Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investors)

STOCKHOLDER INQUIRIES
Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL
Faegre Baker Daniels LLP
Indianapolis, IN

Wachtell, Lipton, Rosen & Katz
New York, NY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K
A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investors)

ANNUAL MEETING
The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Thursday, May 17, 2012 at 225 W. Washington St, Indianapolis, IN, at 8:30 a.m., local time.

NAREIT
Member of National Association of Real Estate Investment Trusts

SPG LISTED NYSE

INVESTOR INFORMATION

COMPANY SECURITIES

Simon Property Group, Inc. common stock and one issue of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the dividends declared per share for each quarter in the last two fiscal years are shown below:

	High	Low	Close	Declared Dividends
First Quarter 2011	**$ 110.49**	**$ 95.29**	**$ 107.16**	**$ 0.80**
Second Quarter 2011	**118.10**	**104.42**	**116.23**	**0.80**
Third Quarter 2011	**123.48**	**99.60**	**109.98**	**0.80**
Fourth Quarter 2011	**131.92**	**103.32**	**128.94**	**1.10**

	High	Low	Close	Declared Dividends
First Quarter 2010	$ 86.63	$ 68.76	$ 83.90	$ 0.60
Second Quarter 2010	93.59	78.63	80.75	0.60
Third Quarter 2010	98.39	76.47	92.74	0.60
Fourth Quarter 2010	106.54	92.13	99.49	0.80

SIMON | PROPERTY GROUP, INC. 225 West Washington Street, Indianapolis, IN 46204 317.636.1600 simon.com

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